Exhibit 99.2

Management’s discussion and analysis

for the quarter ended September 30, 2026

8	THIRD QUARTER MARKET UPDATE

12	OUR STRATEGY

15	CONSOLIDATED FINANCIAL RESULTS

19	OUTLOOK FOR 2026

24	LIQUIDITY AND CAPITAL RESOURCES

27	FINANCIAL RESULTS BY SEGMENT

32	OUR OPERATIONS - THIRD QUARTER UPDATES

42	QUALIFIED PERSONS

43	NON-IFRS AND NON-GAAP MEASURES

50	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended September 30, 2026 (interim financial statements). The information is based on what we knew as of and through October 29, 2026, and updates our first quarter, second quarter and annual MD&A included in our 2025 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our, the company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2026 and future uranium supply, demand, contracting, geopolitical issues, and the market, including the discussion under the heading Third quarter market update

•	the discussion under the heading Our strategy, including our view of the market environment and the factors driving a global focus on tripling nuclear power capacity by 2050, the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our view that nuclear energy can provide power in a carbon-free, reliable and affordable manner; our expectation that our strategy will allow us to increase long-term value and self-manage risk, our intention to explore other emerging market opportunities; the expectation that we will execute our strategy with an emphasis on safety, people and the environment in a manner that reflects our values, and our intention to be transparent with our stakeholders regarding risks and opportunities that may impact our strategic plan and add long-term value

•	the discussion under the heading Strategy in action, including our expectations regarding uranium contracting, product loans and purchases, our contract portfolio and market conditions, and our expectation that we will maintain the financial strength and flexibility necessary to execute our strategy by planning production in coordination with contracting success and market opportunities

•	our expectation that the imposition of tariffs will not materially impact our 2026 financial results

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, or the new reassessing position for 2018 and 2019, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2026, including our production plan, our expectation of strong financial performance in 2026, including cash flow generation, our expected care and maintenance costs for our tier-two assets, our modified outlook for market purchases, our expectations for sales and deliveries volume in our uranium segment, our cost of sales in our uranium and fuel services segments, and other information in the table under the heading 2026 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, Westinghouse’s expected adjusted EBITDA in 2026, our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumptions at September 30, 2026 each quarter to reflect deliveries made and changes to our contract portfolio, and our expectation that we will capture greater future upside using market-related pricing mechanisms

•	the discussion under the heading Westinghouse 2026 capital spending outlook and Westinghouse future capital spending, including Westinghouse’s capital expenditure outlook for 2026 and its targets for future capital expenditure and expected low-enrichment uranium plus fuel fabrication investments at Westinghouse’s Columbia Fuel Fabrication facility

•	our expectation that cost increases as a result of conflict in the Middle East will not have a material impact on our 2026 financial results, including our plans to monitor conditions and manage our supply chain to mitigate risk

•	the discussion under the heading Liquidity and capital resources, including our available alternatives to fund future capital requirements, our expectation that our contract portfolio will continue to provide a solid revenue stream, our expectation that the low-cost production from our tier-one assets will generate strong cash flows which will meet our capital requirements during 2026, subject to our ability to source the material required to meet our deliveries as planned, our belief that we have sufficient borrowing capacity, and our other expectations regarding our contract portfolio, including uranium commitment and delivery levels

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•	our expectation that our operating and investment activities for the remainder of 2026 will not be constrained by the covenants in our credit agreements

•	the discussion about the impact of potential disruptions to JV Inkai’s operations, and the expectation that the benefit from JV Inkai’s 2026 financial performance will be realized later in 2027 once the dividend for 2026 from JV Inkai is declared and paid

•	our expectation that the final shipment of our remaining share of JV Inkai’s 2026 production will arrive at Blind River prior to the end of 2026

•	our expectations regarding the establishment of a strategic partnership with Brookfield and the US Government and the associated benefits thereof, including the acceleration of the global deployment of Westinghouse nuclear reactors, and the reinvigoration of supply chains and the nuclear power industrial base

•	our expectations regarding the non-binding framework announced by the US Government and the Republic of Korea, including the anticipated Korean investment to help finance the buildout of new large-scale reactors in the US, including Westinghouse AP1000 reactors, and the entry into definitive agreements relating thereto

•	our future plans and expectations for our uranium operating properties, including our expectations regarding expected production levels for McArthur River/Key Lake and Cigar Lake, our purchase allocation, and the potential impact of delays in expected deliveries for JV Inkai

•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2026

•	our expectations regarding the timing and content of the updated NI 43-101 technical report for the McArthur River mine

•	our expectations regarding our exclusive offtake agreement with Global Laser Enrichment (GLE), including our purchase of GLE production, and GLE’s targeted initial operations in 2030

•	our future plans and expectations for our fuel services operating sites, including our annual production expectation, and our continued work to achieve and maintain an ongoing production rate which satisfies long-term commitments and the demand for conversion services and our expectation that the relicensing process for the Port Hope conversion facility is underway and on track, with hearings scheduled for the fourth quarter of 2026
•	Westinghouse’s plans to continue to invest sustaining capital to modernize and reinforce the long-term reliability of its operations

•	Westinghouse’s target of keeping future capital expenditures in line with current annual requirements and its expectation that it will generate sufficient operating cash flow to sustain its Operating Plants business

•	Westinghouse’s expectation of delevering over time, including by potentially reducing debt on its balance sheet

•	the realization of expected revenue from Westinghouse backlog and new orders as of December 30, 2025, and in future fiscal periods

•	Westinghouse’s pipeline of potential AP1000 deployment opportunities for up to 91 potential reactors (up to 105 GWe) across its global markets

•	our discussion of Westinghouse’s global AP1000 pipeline, including our beliefs regarding Westinghouse’s market share through 2040 and number of units and total capacity for projects in its pipeline

•	our expectations regarding the conditional commitment under the American Nuclear Supply Chain Loans, including the expected benefits of the program

•	the illustrative economic framework for AP1000 reactor deployment, including our expectations for nth-of-a-kind costs and anticipated related time and cost savings

•	the illustrative framework for Westinghouse scope of overnight owners’ costs for AP1000 reactor deployment, including expected project duration

•	the illustrative economic framework for AP300 SMR and eVinci microreactor deployment, including the estimated cost to finalize design, nuclear construction period, useful life and target deployment capacity

•	our expectations with respect to AP300 SMR, including targeted first commercial operations in the mid- to late-2030s and our expectation that cost will decline over time through learning and experience

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency
•	changing views of governments regarding energy security, national security and/or the pursuit of carbon reduction strategies, or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from our investment in Westinghouse

•	that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners

2026 THIRD QUARTER REPORT 3

•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks

•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its business initiatives

•	the risk that Westinghouse’s estimates of total addressable market and illustrative unit economics do not reflect actual future performance

•	the risk that Westinghouse’s estimates and forecasts prove to be inaccurate, including expected capital expenditures

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities

•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities

•	the risk that increased trade barriers may adversely impact Westinghouse’s business

•	the risk that Westinghouse may default under its credit facilities, adversely impacting Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities of Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield Renewable Partners and its institutional partners (collectively, with Brookfield Asset Management, Brookfield) regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including the potential loss of some or all of our interest in Westinghouse

•	the risk that we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	that we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA or the courts do not agree that the court rulings for the years that have been fully and finally resolved in our favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties
•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the continuing conflict between Russia and Ukraine, or conflict in the Middle East

•	operations are disrupted due to problems with our own or our joint venture partners’ suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax, tariff and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers, purchasers or other counterparties fail to fulfil their commitments, including under our purchase commitments or standby product loan facilities

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Key Lake mill production plan is delayed or does not succeed for any reason

•	the risk that the planned infrastructure installations and repairs at the Key Lake mill during the extended 2026 maintenance shutdown may not proceed as scheduled, or may encounter unforeseen delays, reducing operational capacity and expected production levels

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, including as a result of operational challenges affecting the McClean Lake mill

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason, JV Inkai is unable to transport and deliver its production, or JV Inkai is unable to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

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•	our production plan for our Port Hope UF6 conversion facility is delayed, its costs are increased, it does not succeed for any reason, including inflation, the lack of availability of skilled and experienced personnel, aging infrastructure, and the impact of supply chain challenges on the availability of production supplies, or any difficulties are encountered in renewing the current CNSC operating licence which expires in February 2027

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

•	natural uranium, UF6, and enriched uranium are no longer excluded from potential tariffs on Canadian energy products, and we and Westinghouse are adversely affected by the imposition of tariffs

•	the Dukovany power plant project does not, or the construction of AP1000 reactors will not, result in the expected financial benefits for Westinghouse

•	that production levels from McArthur River/Key Lake are reduced for any reason including development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour or delayed commissioning of new equipment

•	the updated NI 43-101 technical report for the McArthur River mine is delayed or its results differ materially from our current expectations

•	GLE does not achieve its development milestones, its initial operations are delayed or do not occur, or we do not realize the expected benefits of our offtake agreement with GLE

•	the anticipated timing of the strategic partnership between Cameco, Brookfield and the US Government, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism
•	the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership

•	the potential reliance by the US Government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology

•	the non-binding framework between the US Government and the Republic of Korea is not implemented as anticipated, the anticipated investment is not made or is reduced, or the related reactor projects, including any Westinghouse AP1000 reactors, do not proceed as expected

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, or the American Nuclear Supply Chain Loans, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law

•	litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise

•	Cameco’s ability to effectively realize the anticipated benefits of the strategic partnership between Cameco, Brookfield and the US Government

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that our uranium suppliers, purchasers, other counterparties to our sales and purchase agreements and standby product loan facilities will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	our expectation that the continuing conflict between Russia and Ukraine and conflict in the Middle East, will not have a material impact on our 2026 financial results

•	the continuing pursuit of energy, national and climate security strategies by governments and the role of nuclear in the pursuit of those strategies

•	the assumptions discussed under the heading 2026 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA, which include the assumption that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends, as well as assumptions regarding expected new build contracts and contracts with the US Government relating to deployment of new reactors in the United States

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

2026 THIRD QUARTER REPORT 5

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai’s production

•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, tariffs, royalty rates, currency exchange rates, interest rates and inflation

•	that in our dispute with CRA, the courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed

•	our Key Lake mill production plans succeed, and that the planned infrastructure installations and repairs at Key Lake during the extended 2026 maintenance shutdown proceed and are completed as scheduled

•	the updated NI 43-101 technical report for the McArthur River mine is finalized and filed within the expected timeframe

•	GLE achieves its development milestones and commences initial operations as targeted, and we realize the expected benefits of our offtake agreement with GLE

•	JV Inkai’s development, mining and production plans succeed, that JV Inkai will be able to deliver its production, and that JV Inkai is able to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	the ability of JV Inkai to pay dividends, and the timing of those payments

•	the final shipment of our remaining share of JV Inkai’s 2026 production arrives at Blind River as expected prior to the end of 2026

•	our production plan for our Port Hope UF6 conversion facility succeeds without delays or cost increases, including obtaining a timely renewal of our current CNSC operating licence which expires in February 2027

•	that care and maintenance costs will be as expected
•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	neither our operations, nor those of our joint venture partners, suppliers, customers or other counterparties, are significantly disrupted as a result of political instability, sanctions, nationalization, developments in US foreign policy, terrorism, sabotage, blockades, civil unrest, breakdown, environmental factors (including climate change), outbreak of illness (such as a pandemic), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, tariffs, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners

•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	the success of our plans and strategies related to Westinghouse

•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook for 2026

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or trade policy decisions, political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse will comply with the covenants in its credit agreement

•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

•	natural uranium, UF6, and enriched uranium will remain excluded from potential tariffs on Canadian energy products, and that we and Westinghouse would not be adversely affected by the imposition of tariffs

•	the financial benefits of the Dukovany power plant project for Westinghouse

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•	the extent of the impact of any production delays or reduction in production levels at McArthur River/Key Lake or at Cigar Lake and our ability to manage and offset such production shortfalls and delays

•	that the strategic partnership with Brookfield and the US Government will result in the expected benefits for us

•	the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants

•	the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanism

•	the non-binding framework between the US Government and the Republic of Korea is implemented as anticipated, and the anticipated investment and related reactor projects, including Westinghouse AP1000 reactors, proceed as expected
•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	Westinghouse’s ability to make distributions to its partners

•	Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages

•	the assumptions set out under each subheading Illustrative Economics and Assumptions under the heading Our operations – Westinghouse, including that customer commitments are successfully concluded, consistency of historical trends in demand and target EBITDA margin, appropriate maintenance and life extension activities, allocation of adequate funding to support completion of designs and no delays that extend construction beyond the expected timeframe

2026 THIRD QUARTER REPORT 7

Third quarter market update

Geopolitical uncertainty, tension in the fossil fuel supply chain, and heightened concerns about energy security, national security, and climate security continue to improve the demand fundamentals for the nuclear power industry, while highlighting the importance of secure and diversified long-term nuclear fuel cycle supplies to support its growth.

In the third quarter of 2026, the average reported long-term uranium price increased to US$96.50, approaching its highest level since 2011 (in 2026 constant dollars), while the uranium spot price ended the quarter at US$89.63. Over the past several years, fuel buyers have continued to focus on securing their long-term requirements for conversion and enrichment services amid uncertain market access and global trade policies, which resulted in higher prices across the fuel cycle. The focus on downstream services delayed a meaningful return to the procurement of the uranium required to feed into those services. However, a similar focus on security of supply is now moving upstream to uranium, evidenced by public requests for proposals from utilities and traditional demand entering the market, alongside inbound requests for direct long-term off-market negotiations. Additionally, several non-utility, non-traditional potential customers in energy intensive sectors and hard-to-abate industries are recognizing the growing long-term nuclear fuel supply deficit and have begun proactively engaging with nuclear fuel providers to better understand procurement practices. As these organizations evaluate nuclear technologies to support their energy needs, they could emerge as a new source of demand in the nuclear fuel market, adding further pressure on future uranium supply.

Some of the more significant developments affecting supply since our second quarter MD&A include:

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The 2026 OECD Nuclear Energy Agency/International Atomic Energy Agency (IAEA) “Red Book,” released in September, reported a 2.1% increase in identified uranium resources compared to the previous edition. However, the report highlighted that timely substantial and sustained investment, supported by adequate and sustained market prices and long-term contracting, will be required to develop new mines and bring these resources into production in time to meet future demand growth.

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In August, Kazatomprom (KAP) announced that commissioning of the Taiqonyr Qyshqyl Zauyty (TQZ) sulfuric acid plant has been delayed to between the third quarter of 2027 and the first quarter of 2028 (previously planned for the first quarter of 2027). Sulfuric acid is the primary reagent used in the in-situ recovery (ISR) mining method in Kazakhstan. In September, Russia subsequently announced temporary restrictions on sulfuric acid exports through 2026 year-end, though KAP does not expect a material impact on current operations and continues to negotiate 2027 supply agreements.

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In August, Niger awarded the mining permit covering the former SOMAÏR operation in the Azaoua area to state-owned Tsumco SA, following the government’s seizure of the operation from Orano in 2025. Niger reported that mining activities had already resumed within the concession area pending issuance of the permit.

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Boss Energy released an updated feasibility study for the Honeymoon ISR uranium project in August, reflecting a slower production ramp-up than previously planned, outlining 13.8 million pounds of U3O8 production over nine years.

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Lotus Resources resumed uranium processing at Kayelekera in August following a temporary suspension related to acid supply and commissioning issues. The company deferred some near-term deliveries while continuing to target steady-state production later in 2026.

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In July, Peninsula Energy withdrew its 2026 production guidance for the Lance ISR uranium project due to ramp-up challenges, while maintaining its 2027 production guidance of 0.5 million to 0.6 million pounds of U3O8.

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In September, Global Atomic announced approval of up to US$414 million in project financing from the U.S. International Development Finance Corporation and increased its capital cost estimate for the Dasa uranium project in Niger to approximately US$777 million. Inflationary pressures and project delays have pushed targeted commissioning to the second half of 2028.

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Deep Yellow announced in October that it had deferred the final investment decision for its Tumas uranium project in Namibia beyond the fourth quarter of 2026, citing challenging equity markets and funding constraints. Tumas is designed to produce approximately 3.6 million pounds of U3O8 annually.

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In July, Orano reported that prior disruptions at its Malvési conversion facility are expected to reduce 2026 UF6 production to approximately 9 million kilogram uranium (kgU), compared to a previous target of at least 13 million kgU. The company continues to meet commitments through inventories and existing stocks.

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Global Laser Enrichment, LLC. (GLE) and Cameco executed an exclusive offtake agreement under which Cameco will market all future GLE production. GLE remains focused on demonstrating and achieving Technology Readiness Level 7 for

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the SILEX laser enrichment technology and continues to target initial operations by 2030, subject to licensing, feasibility assessment, market conditions and a final investment decision.

According to the IAEA, there are currently 438 operable reactors with 417 operating today, and 78 reactors under construction globally. Demand-related developments continue to suggest growing support for the nuclear industry, with 39 countries now pledging to triple their nuclear power capacity by 2050. Many nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear energy. Non-nuclear countries are emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls indicate improving public support. With reactor capacities being increased (uprates), reactors being saved from early retirement, life extensions to existing reactors being sought and approved, and new reactor construction projects underway with many more planned, demand for nuclear fuel continues to improve in the near-, medium- and long-term.

The more significant developments affecting current and future demand since our second quarter MD&A include:

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The World Nuclear Association (WNA) released its 2026 World Nuclear Outlook Report, indicating that national targets and identified projects are sufficient to more than triple global nuclear capacity by 2050. Global capacity could reach 1,457 GWe across existing nuclear power countries and new entrants if all national targets are achieved and the existing fleet continues operating.

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China’s State Council released a five-year action plan for peaking carbon dioxide emissions by 2030, targeting more than 110 GWe of operating nuclear power capacity by 2030. The plan calls for continued expansion of nuclear, renewables, and other non-fossil energy supplies, while maintaining energy security amid industrial growth and rising artificial intelligence (AI)-related electricity demand.

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In August, Taiwan’s Legislature approved a proposal to hold a referendum on abolishing the government’s “Nuclear-Free Homeland” policy, under which Taiwan’s last operating reactor was phased out in 2025. Subject to review by the Central Election Commission, the vote could be held alongside Taiwan’s November elections.

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In July, Japan’s government officially adopted nuclear energy policy guidelines targeting the replacement of two to five decommissioned nuclear reactors by the 2040s. This marks Japan’s first specific target for nuclear reactor replacement construction since 2011.

•

In India, Tata Power expects to begin construction of its first nuclear power project in 2028, with startup targeting 2032-2033. CEO Praveer Sinha said potential sites have been shortlisted, but development depends on completion of India’s regulatory framework for private nuclear investment.

•

In August, Spain’s government approved an extension allowing the two-unit Almaraz nuclear plant in western Spain to continue operating until June 2030, delaying its planned closure. Units 1 and 2 had previously been scheduled to shut down in November 2027 and October 2028, respectively.

•

In September, Italy’s Senate gave final approval to legislation establishing a framework for reintroducing nuclear power, nearly four decades after the country phased out domestic nuclear generation. The law gives the government 12 months to establish a regulatory framework for new nuclear development, decommissioning, waste management and advanced technologies, while launching a national nuclear program and independent nuclear authority.

•

Finnish utility Fortum and Google announced a 22-year power purchase agreement (PPA) under which Google will contract a smaller portion of generation from Finland’s two-unit Loviisa nuclear plant beginning in 2026, increasing up to 50% of Loviisa’s generation capacity from 2030 through 2049. The PPA is expected to support the ongoing life extension and to enable an additional 10 MWe uprate beyond the 38 MWe planned to be operational for 2028.

•

In September, the US government, through the Department of Commerce, and the Republic of Korea announced a non-binding framework that anticipates the investment by the Republic of Korea of up to US$120 billion to help finance the buildout of up to eight new large-scale reactors in the US, including six Westinghouse AP1000 reactors. The framework builds upon the 2025 strategic partnership between Cameco, Brookfield and the US government, subject to definitive agreements and other conditions.

•

In October, the US Nuclear Regulatory Commission (NRC) updated and renewed the certification for Westinghouse’s AP1000 reactor design, incorporating lessons learned from the construction and operation of Vogtle Units 3 and 4 into the certified design. The updated certification provides future developers with a standardized, proven reactor design. The renewed certification, which is to become effective on December 28, 2029, will be valid through 2066, although future projects will require separate NRC approvals for site-specific environmental, safety and security requirements.

2026 THIRD QUARTER REPORT 9

•

In September, US utility Georgia Power and Google announced an agreement, subject to Georgia Public Service Commission approval under which Google will support approximately 96 MWe of incremental nuclear capacity from planned uprates at the Vogtle and Hatch nuclear power plants in Georgia. Google would subscribe to the incremental uprates output and receive the corresponding Zero Emission Credits.

•	In October, Constellation Energy and Google announced a 20-year PPA supporting 890 MWe of nuclear uprates across 11 units with the first uprates expected online by 2028.

•

In October, the US Department of Energy’s Office of Energy Dominance Financing announced a conditional loan commitment of up to US$4.2 billion to Vistra Corporation to finance nuclear uprates and modernization across its fleet. The loan aims to preserve roughly 4 GWe of existing nuclear capacity and add 433 MWe through uprates and modernization.

•

In September, the four-unit Pickering B nuclear power plant in Ontario was taken offline as Ontario Power Generation prepares to begin the plant’s major refurbishment project in 2027. The estimated $26.8 billion project will keep the units offline for nearly a decade for refurbishment and will extend operations by up to 38 years.

•

The Government of Saskatchewan released its “Delivering Energy Security Through Nuclear Power” plan, targeting at least 2,600 MWe of nuclear capacity by 2050. This includes planning for the development of two large nuclear reactors delivering more than 2,000 MWe, the first of which is expected online by 2042, and small modular reactor delivering at least 600 MWe.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	SEP 30	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30
	2026	2026	2026	2025	2025	2025
Uranium (US$/lb U3O8)[1]
Average spot market price	89.63	85.00	84.25	81.55	82.63	78.50
Average long-term price	96.50	95.50	91.50	86.50	83.00	80.00
Fuel services (US$/kgU as UF6)[1]
Average spot market price
North America	62.00	64.50	62.50	61.50	63.50	69.00
Europe	61.50	64.50	62.50	61.50	63.50	69.00
Average long-term price
North America	54.00	55.50	55.25	53.63	52.25	50.50
Europe	53.50	55.25	55.00	52.63	51.25	50.00

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the third quarter of 2026 was about 9 million pounds U3O8 equivalent, compared to 15 million pounds U3O8 equivalent over the same period in 2025. As of September 30, 2026, the average reported spot price was US$89.63 per pound U3O8 equivalent, up US$4.63 per pound from the previous quarter and up US$7.00 per pound over the past 12 months.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices (spot and long-term indicators) determined near the time of delivery, which often include floor prices and ceiling prices that are escalated to time of delivery. The volume of long-term contracting reported by UxC, through the first nine months to September 30, 2026, totaled about 42 million pounds U3O8 equivalent, down slightly from about 45 million pounds U3O8 equivalent reported over the same period in 2025. Although customers have continued to focus on securing downstream fuel-cycle services amid global macroeconomic and geopolitical uncertainty, concerns about security-of-supply have increasingly driven attention upstream to uranium with requests for proposals from utilities, several with responses due before year-end, renewed traditional demand, and growing interest in direct, long-term, off-market negotiations.

10 CAMECO CORPORATION

The average reported long-term price at the end of the quarter was US$96.50 per pound U3O8 equivalent, up US$1.00 per pound from the previous quarter and up US$13.50 per pound over the past 12 months.

With consistent demand for western conversion services, pricing in both North America and Europe continues to be strong. At the end of the third quarter, the average reported conversion spot price for North America was US$62.00 per kilogram uranium (kgU) as UF6, down US$2.50 from the previous quarter. The average long-term conversion price for North America finished the quarter at US$54.00 per kgU as UF6, down US$1.50 per kgU from the previous quarter.

2026 THIRD QUARTER REPORT 11

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel and reactor life cycles, augmented by our investment in Westinghouse, that support the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to achieving energy growth and national security objectives, and helping the world shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a carbon-free, reliable and affordable manner.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity by building a balanced portfolio in accordance with our contracting framework;

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs;

•	being financially disciplined to allow us to execute on our strategy, invest in new opportunities that are expected to add long-term value and self-manage risk; and

•

exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy.

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Powering a secure energy future” – recognizes that we have an important role to play in achieving energy security, national security and climate security. Our uranium and fuel services are used around the world in the generation of safe, reliable, carbon-free, baseload nuclear power, which is crucial to energy security. In times of geopolitical uncertainty, a secure source of nuclear fuel is more important than ever as it also supports national security objectives. Additionally, Cameco supports climate security by enabling the generation of carbon-free nuclear power, helping to reduce greenhouse gas emissions and combat climate change. Cameco’s strategic initiatives aim to expand global nuclear capacity and support the transition to a low-carbon economy.

We believe we have the right strategy to achieve our vision, and we will do so in a manner that reflects our values. For more than 35 years, we have been committed to operating and delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation to our overall corporate strategy, risk management, and day-to-day operations, and they align with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as a clean environment, supportive communities and a safe, healthy and rewarding workplace, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

You can read more about our strategy in our 2025 annual MD&A and our approach to sustainability in our 2025 Sustainability Report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we continue to be selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts, responsibly managing our supply in accordance with our customers’ needs. With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through the strategic management of our inventory, which can include production, purchases and

12 CAMECO CORPORATION

material borrowed under product loans. To support the long-term operation of our productive capacity, our contracting is focused on maintaining exposure to future improvements in the market while retaining downside protection. Through risk-managed financial discipline, our balance sheet remains strong, and we expect to maintain the financial strength and flexibility necessary to execute on our strategy by planning production in coordination with contracting success and market opportunities.

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Third quarter results included net earnings of $43 million, adjusted net loss of $2 million, and adjusted EBITDA of $267 million while results for the first nine months of the year included net earnings of $199 million, adjusted net earnings of $279 million and adjusted EBITDA of $1.2 billion. Results for the quarter and first nine months of the year were generally lower than in 2025, primarily due to lower equity earnings from our investment in Westinghouse, as well as lower sales volumes and higher average unit cost of sales, partially offset by higher average realized prices. See Consolidated financial results on page 15 and Financial results by segment – Uranium on page 27 for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of September 30, 2026, we had $860 million in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility.

•

Dividend: Our board of directors declared a 2026 annual dividend of $0.24 per common share, payable on December 15, 2026, to shareholders of record on November 30, 2026. The decision to declare an annual dividend is reviewed regularly by our board in the context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings.

•

Uranium: In our core uranium segment, third quarter earnings before taxes were $175 million and adjusted EBITDA was $179 million compared to $172 million and $220 million, respectively, in 2025, due to our normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes resulting from our contracting discipline. Earnings before taxes for the first nine months of the year were $703 million and adjusted EBITDA was $855 million, compared to $681 million and $862 million in 2025, respectively. See Financial results by segment – Uranium on page 27 for more information.

•

Fuel Services: In our Fuel Services segment, third quarter earnings before taxes were $13 million and adjusted EBITDA was $24 million, compared to $17 million and $25 million in 2025, respectively. Earnings before taxes for the first nine months of the year were $87 million while adjusted EBITDA was $120 million, compared to $129 million and $158 million in 2025, respectively, due to our normal variations in the mix of Fuel Services products sold. See Financial results by segment – Fuel Services on page 29 for more information.

•

Westinghouse: Westinghouse reported a net loss of $24 million (our share) for the third quarter, an improvement compared to a loss of $32 million (our share) in the third quarter of 2025. Over the first nine months of the year, Westinghouse reported a net loss of $80 million (our share), in comparison to net earnings of $32 million (our share) in the same period in 2025. Equity earnings from our investment in Westinghouse were lower than in 2025 due to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, which resulted in an approximate US$170 million increase in our share of Westinghouse’s 2025 second quarter revenue. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the third quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $143 million, compared to $124 million in the third quarter of 2025, while adjusted EBITDA for the first nine months was $427 million, compared to $569 million in 2025. See Financial results by segment – Westinghouse, starting on page 30 for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures. See the information starting on page 43.

OPERATIONAL HIGHLIGHTS

•

Uranium: At the Key Lake mill, the annual maintenance shutdown began in the third quarter and included the installation of new infrastructure and repairs to major existing infrastructure. As a result of the substantial work, the shutdown was planned to be longer than in previous years and commissioning of the new infrastructure is underway. As we approach the end of the year, we have greater certainty in the timing of uranium production and deliveries. See Outlook for 2026 starting on page 19 and Our operations – Uranium 2026 Q3 Updates on page 32 for more information.

•

JV Inkai: JV Inkai remains on track to produce 10.4 million pounds of U3O8 (100% basis) in 2026, of which our purchase allocation is expected to be 4.2 million pounds of U3O8. In the first nine months of the year, we purchased 0.8 million pounds

2026 THIRD QUARTER REPORT 13

U3O8 and following the quarter, a shipment containing approximately 1.6 million pounds of our share of Inkai’s 2026 production was delivered to Blind River. The final shipment of our remaining share of Inkai’s 2026 production is currently in transit and expected to arrive at Blind River prior to the end of 2026. See Our operations - Uranium 2026 Q3 Updates starting on page 31 for more information.

•

Fuel Services: We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our Operations - Fuel Services 2026 Q3 Updates starting on page 31 for more information.

•

Westinghouse: In October, Westinghouse announced conditional purchase orders with four Polish suppliers to support the build out of the Polskie Elektrownie Jadrowe’s (PEJ) project and the first AP1000 unit at the Lubiatowo-Kopalino site. Separately, Westinghouse was authorized to begin procuring long-lead nuclear components, helping secure critical supply chain capacity, reduce project execution risk and support the planned development schedule. Also in October, Westinghouse launched a US State Department-funded FEED study for an AP1000 reactor at Slovakia’s Jaslovské Bohunice site, advancing engineering, licensing and project planning for the proposed new nuclear plant, supporting the country’s energy security objectives.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the third quarter, we delivered 5.6 million pounds of U3O8, which is consistent with our sales plan and reflects our normal quarterly delivery variations. With production totaling 3.5 million pounds (our share), and purchases of 1.8 million pounds of uranium (purchased at an average unit cost of $83.78 per pound (US$60.15 per pound)) in the third quarter, our uranium inventory was 8.5 million pounds on September 30, 2026, with an average inventory cost of $58.37 per pound. See Financial results by segment – Uranium starting on page 27 for more information.

•

Contracting: In our uranium segment, over the next five years, we have contracts in place for average deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2026 OUTLOOK UPDATE

•

Production: We have narrowed our guidance for our expected share of production of U3O8 to be between 19.5 million and 20.5 million pounds (previously 19.5 million to 21.5 million pounds) for 2026, reflecting greater certainty in the timing of uranium production as we approach the end of the year.

•

Sales/delivery volumes: We have narrowed our guidance for the sales/deliveries volumes in our uranium segment to 29.5 to 30.5 million pounds (previously 29 to 32 million pounds) as we have greater confidence in the timing of potential uranium deliveries as we approach the end of the year.

•	Financial metrics: We have adjusted our guidance for average unit cost of sales, direct administration costs and capital expenditures. See Outlook for 2026 starting on page 19 for more information

ADDITIONAL HIGHLIGHTS

•

Westinghouse: In September, the US government, through the Department of Commerce, and the Republic of Korea announced a non-binding framework that anticipates the investment by the Republic of Korea of up to US$120 billion to help finance the buildout of up to eight new large-scale reactors in the US, including six Westinghouse AP1000 reactors. The framework builds upon the 2025 strategic partnership between Cameco, Brookfield and the US government and is subject to definitive agreements and other conditions. In our 2026 second quarter MD&A, we updated the business framework for Westinghouse, replacing the framework, that was previously disclosed in our 2025 annual report. We have updated that business framework in our 2026 third quarter MD&A. See Our Operations - Westinghouse starting on page 33 for more information.

14 CAMECO CORPORATION

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

During the quarter, Cameco and Orano acquired TEPCO Resources Inc.’s (TEPCO) 5% participating interest in the Cigar Lake Joint Venture (CLJV). Cameco’s ownership stake in Cigar Lake now stands at 57.418%, 2.871% higher than it was prior to the transaction. Effective July 2, 2026, we have reflected our share of production and financial results at this new ownership level.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE	2026	2025	CHANGE
Revenue	619	615	1%	2,278	2,281	—
Gross profit	122	170	(28)%	614	697	(12)%
Net earnings attributable to equity holders	43	—	>100%	199	391	(49)%
$ per common share (basic)	0.10	—	>100%	0.46	0.90	(49)%
$ per common share (diluted)	0.10	—	>100%	0.46	0.90	(49)%
Adjusted net earnings (loss) (ANE) (non-IFRS, see page 43)	(2)	32	>(100)%	279	410	(32)%
$ per common share (adjusted and diluted)	—	0.07	(100)%	0.64	0.94	(32)%
Adjusted EBITDA (non-IFRS, see page 43)	267	310	(14)%	1,166	1,338	(13)%
Cash provided by operations	3	156	(98)%	112	731	(85)%

Quarterly trends

HIGHLIGHTS	2026			2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	619	814	845	1,201	615	877	789	1,183
Net earnings attributable to equity holders	43	25	131	199	—	321	70	135
$ per common share (basic)	0.10	0.06	0.30	0.46	—	0.74	0.16	0.31
$ per common share (diluted)	0.10	0.06	0.30	0.46	—	0.74	0.16	0.31
Adjusted net earnings (loss) (non-IFRS, see page 43)	(2)	77	204	217	32	308	70	157
$ per common share (adjusted and diluted)	—	0.18	0.47	0.50	0.07	0.71	0.16	0.36
Cash provided by (used in) operations	3	131	(22)	677	156	465	110	530

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 43 for more information).

•	Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements and delivery and outage schedules. In 2025, its second quarter results were the strongest due to the US$170 million increase in our share of Westinghouse’s revenue recorded tied to its participation in the Dukovany construction project. See Our earnings from Westinghouse, starting on page 30 for more information.

2026 THIRD QUARTER REPORT 15

The following table compares the net earnings and adjusted net earnings (loss) for the third quarter to the previous seven quarters.

HIGHLIGHTS	2026			2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings attributable to equity holders	43	25	131	199	—	321	70	135
Adjustments
Adjustments on derivatives	6	58	40	(35)	66	(163)	(12)	133
Unrealized foreign exchange losses (gains)	—	(13)	(9)	15	(28)	71	(4)	(56)
Share-based compensation	(1)	10	53	20	22	39	(2)	17
Adjustments on other operating expense (income)	(28)	10	(6)	(9)	(6)	(8)	1	(23)
Adjustment to other income	(26)	—	—	—	—	—	—	—
Income taxes on adjustments	—	(16)	(25)	5	(22)	35	4	(37)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	2	—	4	—	4	—	3
Unrealized foreign exchange losses (gains)	(2)	(4)	(7)	13	(2)	(3)	10	(16)
Long-term incentive plan	6	5	27	5	2	12	3	1
Adjusted net earnings (loss) (non-IFRS, see page 43)	(2)	77	204	217	32	308	70	157

Corporate expenses

ADMINISTRATION

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	CHANGE	2026	2025	CHANGE
Direct administration	63	46	37%	201	167	20%
Share-based compensation	(2)	21	>(100)%	59	56	5%
Total administration	61	67	(9)%	260	223	17%

Direct administration costs were $17 million higher for the third quarter of 2026 compared to the same period last year, and $34 million higher for the first nine months. Direct administration costs were higher due to increased labour costs, strategic initiatives, technology investments and renovations to our corporate office. Share-based compensation was $23 million lower for the third quarter of 2026 compared to the same period last year due to the decrease in our share price during this period compared to an increase in the same period last year. Share-based compensation in the first nine months of 2026 was $3 million higher than in the same period in 2025 primarily driven by performance metrics increasing the share-based compensation awards in 2026.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the third quarter, uranium exploration expenses were $12 million, an increase of $4 million from the third quarter of 2025. In line with the annual outlook provided for 2026, exploration expenses for the first nine months of the year increased by $6 million compared to 2025, to $28 million.

As planned, research and development expenses in the third quarter of the year were $13 million, $3 million higher than the third quarter of 2025, and $36 million for the first nine months of the year, $12 million higher compared to the same period in 2025 due to the timing of expenditures. These expenses mainly relate to our investment in Global Laser Enrichment, LLC.

INCOME TAXES

We recorded an income tax expense of $12 million in the third quarter of 2026, compared to an expense of $16 million in the third quarter of 2025, and for the first nine months of 2026, we recorded an expense of $65 million compared to an expense of $140 million in 2025.

Income tax expense to the end of the third quarter in 2026 has been lower compared to the same period last year primarily as a result of lower earnings in Canada. Equity-accounted investees are included in both Canadian and foreign earnings net of tax paid in the jurisdictions in which they operate. Foreign earnings include losses in some jurisdictions for which no future tax benefit has been recognized.

16 CAMECO CORPORATION

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings before income taxes
Canada	80	62	388	587
Foreign	(26)	(46)	(125)	(56)

Total net earnings before income taxes	54	16	263	531

Income tax expense
Canada	11	13	61	133
Foreign	1	3	4	7

Total income tax expense	12	16	65	140

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

2026 THIRD QUARTER REPORT 17

The series of court decisions, which were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held.

In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. To date, Cameco has remitted $559 million ($209 million in cash and $350 million in letters of credit) which continues to be held as security related to the reassessments. Further, as a result of these reassessments CRA has drawn down the tax pools available to us and we were required to remit cash tax totaling $346 million for the 2024, 2025 and 2026 taxation years. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In 2024, we received a reassessment for the 2018 tax year and in 2025, we received a reassessment for the 2019 tax year. Both reassessments relate to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 and 2019 tax years. We filed a notice of objection for each of 2018 and 2019.

Cameco is challenging the 2019 reassessment separately and apart from the litigation and objections otherwise described herein. In its audit findings for 2019, CRA concluded there should be an upward pricing adjustment of $52 million under certain intercompany agreements and a downward pricing adjustment of about $57 million under other intercompany agreements. The downward adjustment would have entirely offset the increase to taxable income as per the CRA’s reassessment if made. The Minister of National Revenue decided, however, not to make the downward adjustment based on CRA administrative policy. Cameco has objected to this decision and has filed a request for judicial review with the Federal Court to contest it. The outcome of Cameco’s objection and the request for judicial review are not known at this time.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new reassessing position advanced for 2018 and 2019.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

18 CAMECO CORPORATION

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our business.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US dollar exposure (e.g. total US dollar sales and distributions received less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate, and in particular, on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts, which are currently designated to net exposures we expect in 2026 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid or significant currency movement. See Non-IFRS measures on page 43.

For more information, see our 2025 annual MD&A.

At September 30, 2026:

•	The value of the US dollar relative to the Canadian dollar was USD 1.00/CAD 1.42, unchanged from USD 1.00/CAD 1.42 at June 30, 2026. The exchange rate averaged USD 1.00/CAD 1.40 over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $100 million loss compared to a $94 million loss at June 30, 2026.

Outlook for 2026

Our outlook for 2026 reflects our plan to produce between 17.5 million and 18 million pounds (100% basis) at Cigar Lake, between 14 million and 14.5 million pounds (100% basis) at McArthur River/Key Lake, and 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake. See Our operations – Uranium 2026 Q3 Updates on page 32 for more information

In 2026, we expect strong financial performance, including strong cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

We have increased our outlook for direct administration costs to between $260 million and $280 million (previously $245 million to $260 million) as a result of increased spend on strategic initiatives related to non-recurring expenses.

2026 THIRD QUARTER REPORT 19

As we approach the end of the year, we have greater certainty in our expected uranium production and timing of uranium deliveries, and we have therefore narrowed our consolidated uranium production guidance to between 19.5 million and 20.5 million pounds (previously 19.5 million to 21.5 million pounds), and our sales/delivery volume guidance in our uranium segment to between 29.5 million and 30.5 million pounds (previously 29 million to 32 million pounds).

We have also adjusted our guidance for average unit cost of sales to $67.00 to $70.00/lb (previously $63.00 to $67.50/lb) to reflect the narrowed production guidance and the effect of inflation on production costs.

We decreased our estimate for capital spending to between $440 million and 490 million (previously between $490 million and $540 million), primarily due to the timing of certain mine development activities at our northern operations and the deferral of scheduled work at our fuel services operations into the following years.

2026 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	19.5 million to 20.5 million lb	[1]	13 million to 14 million kgU		—
Market purchases	—	up to 3 million lb		—		—
Committed purchases (including Inkai purchase volumes)	—	8 million lb		—		—
Sales/delivery volume	—	29.5 million to 30.5 million lb		13 million to 14 million kgU		—
Revenue	$3,320 million to 3,570 million	$2,700 million to 2,910 million		$610 million to 650 million		—
Average realized price	—	$91.00 to 96.00/lb	[2]	—		—
Average unit cost of sales (including D&A)	—	$67.00 to 70.00/lb	[3]	$33.50 to 35.80/kgU	[4]	—
Direct administration costs	$260 million to 280 million	—		—		—
Exploration costs	—	$30 million to 35 million		—		—
Research and development	$50 million to 55 million	—		—		—
Capital expenditures	$440 million to 490 million	$355 million to 385 million		$85 million to 100 million		—	[5]
Adjusted EBITDA (non-IFRS, see page 43)	—	—		—		US$370 million to 430 million

[1]	The 2026 outlook for production is determined using the high and low estimates of the ranges provided for each of the sites and has been rounded to the nearest half million.
[2]	Uranium average realized price is calculated as the revenue from sales of uranium concentrates, transportation and storage fees divided by the volume of uranium concentrates sold.
[3]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[4]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.
[5]	The outlook for Cameco’s share of capital expenditures for Westinghouse is US$160 million - US$200 million.

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases reflect the market purchases we have made to date or plan to make in the remainder of 2026. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the volumes by temporarily reducing our inventory levels, adding to our inventory by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.

20 CAMECO CORPORATION

•

Committed purchases are based on the approximately 8 million pounds we have acquired or currently have commitments to acquire under contract in 2026 and our JV Inkai purchases. If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity-accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2026 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have delivered and our remaining commitments to deliver under contract in 2026.

•

Uranium revenue and average realized price are based on a uranium spot price of US$89.50 per pound (the UxC spot price as of September 30, 2026), a long-term price indicator of US$96.00 per pound (the UxC long-term indicator on September 30, 2026) and an exchange rate of 1.35 USDCAD.

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned market purchases and committed purchases made to date and the planned volumes remaining noted in the outlook at an anticipated average purchase price of about $110 per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2026. In addition, unit cost of sales could be impacted by the imposition of tariffs in the US. See Potential Tariff Impact below for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 19.

In 2026 we continue to expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between US$370 million and US$430 million. Certain line-items within the table have been adjusted to align with internal Westinghouse reporting. Integration and transformation costs (previously restructuring costs) are intended to modernize or redesign significant business processes, systems or organizational structures, non-recurring expenses are associated with establishing the framework to facilitate funding under the American Nuclear Supply Chain Loans (ANSCL), while other expenses include expenses associated with the long-term incentive plan and non-operating expenditures.

US$
CAMECO SHARE (49%)	MILLIONS
Net loss	(75-10)
Depreciation and amortization	275-290
Finance income	(2-1)
Finance costs	120-135
Income tax expense	20-(20)

EBITDA	335-395
Inventory purchase accounting	2-7
Integration and transformation costs	7-15
Non-recurring expenses	30-35
Other expenses	20-40

Adjusted EBITDA (non-IFRS, see page 43)	370-430

Note: the ranges for 2026 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

2026 THIRD QUARTER REPORT 21

The outlook for adjusted EBITDA from Westinghouse’s core business for 2026 assumes that the work is fulfilled on the timelines, expected scope based on current orders received, and additional work is undertaken based on past trends. The expected margins are aligned with the historic margins of about 20%, with the variability expected to come from product mix compared to previous years.

In addition, Westinghouse’s adjusted EBITDA outlook is based on both signed and expected contracts in its new build business and assumes that Westinghouse enters into definitive agreements relating to the deployment of new AP1000 reactors in the US, and that work advances on at least one project during the year. Delays in finalizing the definitive agreements with the US Government and establishing a commitment from an approved partner may impact Westinghouse’s adjusted EBITDA outlook.

Westinghouse expects growth in the new build business based on agreements that have been signed and announcements where AP1000 technology has been selected. As decisions on the projects are made, we expect the projects will proceed on the timelines and revenue pattern noted under the AP1000 contracting framework, although variations to this general framework will occur depending on the customer and a number of other factors and assumptions. See New Build starting on page 102 in our annual MD&A for more details.

The outlook for Westinghouse capital expenditures is strategically focused on modernizing and reinforcing long-term reliability of its operations. Growth capital has been prioritized to support AP1000 readiness, operational stability and advanced fuel designs.

Westinghouse 2026 capital spending outlook

CAMECO’S SHARE (US$ MILLIONS)	2025 ACTUAL	2026 PLAN
Total	147	160-200
Sustaining capital	75	90-110
Growth capital	72	70-90

Westinghouse future capital spending

Westinghouse plans to continue to invest sustaining capital to modernize and reinforce the long-term reliability of its operations, which has historically been approximately US$0.2 billion to US$0.3 billion per year on a steady-state basis. In addition, capital will be required for fuel fabrication expansion initiatives, including planned construction of LEU+ fuel capabilities at Westinghouse’s Columbia Fuel Fabrication Facility, which are estimated to require approximately US$400 million to US$4 50 million (based on our 49% ownership) between 2027 and 2030. These investments are expected to support existing fuel customers while expanding Westinghouse’s fuel fabrication capabilities required to support future AP1000 reactor deployments.

Caution about forward-looking information relating to our future earnings and adjusted EBITDA from Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

IMPACT OF CONFLICT IN MIDDLE EAST

Ongoing geopolitical conflict in the Middle East has disrupted key global trade routes, reducing availability of certain commodities from the region and driving up global costs. Our operations do not directly rely on materials being sourced from or transiting the Middle East region and we expect to maintain reliable access to the commodities we require. However, we are experiencing some cost increases. At this time, we do not anticipate the cost increases will have a material impact on our 2026 financial results. We will continue to monitor conditions and manage our supply chain to mitigate potential risks.

POTENTIAL TARIFF IMPACT

While we currently do not anticipate the direct impact of US tariffs to be material on our 2026 financial results, there continues to be uncertainty around the exact details of how broader tariffs may be applied to uranium products and whether any tariff refund mechanisms are available.

22 CAMECO CORPORATION

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels, many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments. The sensitivities discussed in this section are all related to forward-looking information.

As a result, if the uranium spot price increased by US$5 per pound, we expect revenue would increase by $6 million, while ANE would decrease by $7 million and cash flow would decrease by $17 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two annual fiscal reporting periods in light of when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the 4.2 million pounds of uranium assumed to be purchased from JV Inkai in 2026 at a 5% discount to the spot price but does not account for an associated increase in the cash dividend expected, which will be tied to our agreed to 2026 production purchase entitlement and is expected to be received in 2027. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a US$5 per pound increase in uranium prices, the JV Inkai purchases are responsible for about a $21 million decrease in cash flow, and we expect the impact of these purchases on the 2026 cash flow will be partially offset by dividends once declared and paid in 2027.

If the uranium spot price decreased by US$5 per pound, we expect revenue to decrease by $11 million, ANE to increase by $4 million, and cash flow to increase by $14 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

Changes in the uranium spot price will impact the sensitivity analysis of ANE and cash flow differently, depending on the terms of the contracts within our contract portfolio, the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

•	Cameco purchases are sourced from committed contracts, including JV Inkai purchase entitlements and market purchases consistent with our Outlook.

•

For market-related contracts not yet priced and scheduled for delivery in 2026, and subject to any price floors or ceilings, we used a uranium spot price of US$89.50 per pound (the UxC spot price as of September 30, 2026), a long-term price indicator of US$96.00 per pound (the UxC long-term indicator on September 30, 2026) and an exchange rate of 1.35 USDCAD.

A one cent increase or decrease in the value of the US dollar compared to the Canadian dollar would respectively increase or decrease expected revenue by $8 million, while the impacts on ANE and cash flow would not be significant. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty. Currently, for 2026, we have US$1.45 billion hedged at an average rate of 1.37 USDCAD, meaning for ANE and cash flow purposes that this portion of our net exposure to the US dollar will realize a rate of 1.37 USDCAD instead of prevailing rates. See Foreign exchange starting on page 44 in our annual MD&A for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2025 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on the spot price and/or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

2026 THIRD QUARTER REPORT 23

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at September 30, 2026, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as of September 30, 2026. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on September 30, 2026, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

•	To reflect escalation mechanisms contained in existing contracts the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions at September 30, 2026

(rounded to the nearest $1.00)
SPOT PRICES[1]
(US$/lb U3O8)	$40	$60	$80	$100	$120	$140	$160
2026	63	65	67	68	68	69	69
2027	47	58	68	73	74	76	77
2028	50	60	72	80	83	87	90
2029	53	62	75	85	90	94	98
2030	54	63	76	88	94	99	104

[1]

For the later years of the forecast period, the expected ARP estimates in the higher price scenarios have decreased compared to the estimates in the same table in our 2026 Second Quarter MD&A primarily reflecting a correction in the methodology used to calculate prices under one contract. The immaterial decreases resulting from the correction are not indicative of significant changes in the underlying contract portfolio.

As of September 30, 2026, we had commitments requiring delivery of an average of about 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 being higher than the average, and in 2029 and 2030, lower than the average, reflecting our disciplined approach to contracting. As the market improves, we expect to continue layering in volumes that capture greater upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financing, including by conducting a registered offering of securities using our base shelf prospectus or utilizing our at-the-market equity program.

In July 2026, we closed our transaction to purchase (jointly with Orano) TEPCO’s ownership share of Cigar Lake, including making the associated closing payments. As of September 30, 2026, we had cash and cash equivalents of $860 million, while our total debt amounted to approximately $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. In addition, we have a $1.0 billion revolving credit facility, which remains undrawn.

24 CAMECO CORPORATION

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2026 through 2030, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels higher than the average in 2026 through 2028 and lower than the average in 2029 and 2030.

We expect the low-cost production from our tier-one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2026. However, cash flow from operations for 2026 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new alternative reassessing position for 2018 and 2019 and believe CRA should return all cash and letters of credit (to date, $559 million) being held. However, timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See Transfer pricing dispute starting on page 17 for more information.

CASH FROM OPERATIONS

Cash provided by operations was $153 million lower this quarter than in the third quarter of 2025 due primarily to higher income taxes paid and higher working capital requirements.

Cash provided by operations was $619 million lower in the first nine months of 2026 compared to the same period in 2025 due primarily to lower earnings, higher income taxes paid and higher working capital requirements partially offset by higher dividends received.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We believe we have sufficient borrowing capacity with unsecured lines of credit of about $2.9 billion at September 30, 2026, unchanged from June 30, 2026. Credit facility size may vary based on current requirements or expected changes in financial assurance requirements during the year. At September 30, 2026, we had approximately $1.6 billion outstanding in financial assurances, which was unchanged from June 30, 2026.

We have extended the maturity date of our $1.0 billion unsecured revolving credit facility from October 1, 2029 to October 1, 2030. The facility allows us to request increases above $1.0 billion in increments of no less than $50 million, up to a total of $1.25 billion. At September 30, 2026, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, which is unchanged from December 31, 2025.

Long-term contractual obligations

Since June 30, 2026, there have been no material changes to our long-term contractual obligations. Please see our 2025 annual MD&A for more information.

Debt covenants

As at September 30, 2026, we complied with all covenants in our credit agreement, including the financial covenants. The financial covenants in our credit agreement place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2026 to be constrained by these covenants.

DIVIDEND

Our board of directors declared a 2026 annual dividend of $0.24 per common share, payable on December 15, 2026, to shareholders of record on November 30, 2026. The dividend is equal to the 2026 target dividend under the dividend growth plan announced in 2024 to double the annual dividend. The decision to declare an annual dividend is reviewed regularly by our board in the context of our cash flow, financial position, strategy and other relevant factors, including appropriate alignment with the cyclical nature of our earnings.

SHARES AND STOCK OPTIONS OUTSTANDING

At October 28, 2026, we had:

•	435,532,978 common shares and one Class B share outstanding

2026 THIRD QUARTER REPORT 25

•	39,063 stock options outstanding, with an exercise price of $15.27

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at September 30, 2026:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments at September 30, 2026,2 but does not include purchases of our share of JV Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

		2027 AND	2029 AND	2031 AND
SEPTEMBER 30 ($ MILLIONS)	2026	2028	2030	BEYOND	TOTAL
Purchase commitments[1,2]	76	141	12	3	232

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.35 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]

These amounts have been adjusted for any additional purchase commitments that we have entered into since September 30, 2026, but do not include deliveries taken under contract since September 30, 2026.

We have purchase commitments of $232 million (previously $259 million at December 31, 2025) for the following:

•	approximately 2 million pounds of U3O8 equivalent (previously 1.2 million at December 31, 2025) from 2026 to 2028

•	approximately 0.2 million pounds of U3O8 equivalent (previously nil at December 31, 2025) from 2029 and beyond

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At September 30, 2026, our financial assurances totaled $1.6 billion, which is unchanged from June 30, 2026.

Other arrangements

We have arranged for standby product loan facilities with various counterparties to provide flexibility to supplement our inventory from time-to-time. We record the loans at our weighted average cost of inventory, which we believe is the best estimate of the cost to settle the obligation. The arrangements allow us to borrow up to 7.9 million pounds of U3O8 and 2.7 million kgU of UF6 conversion services until 2032 with repayment in-kind up to March 31, 2032 (see note 9 to the financial statements). Under the loan facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. At September 30, 2026, we have 4.0 million pounds of U3O8 and 1.2 million kgU of UF6 conversion services drawn on the loans.

BALANCE SHEET

($ MILLIONS)	SEP 30, 2026	DEC 31, 2025	CHANGE
Cash, cash equivalents and short-term investments	860	1,214	(29)%
Total debt	997	996	—
Inventory	829	844	(2)%

Total cash and cash equivalents at September 30, 2026 were $860 million, or 29% lower than at December 31, 2025, mainly due to higher working capital requirements, income taxes paid and the acquisition of the additional ownership stake in Cigar Lake. Net debt at September 30, 2026, was approximately $137 million.

26 CAMECO CORPORATION

Total product inventories are $829 million compared to $844 million at the end of 2025. The average inventory cost for uranium has decreased to $58.37 per pound compared to $61.85 per pound at December 31, 2025. As of September 30, 2026, we held an inventory of 8.5 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2025—9.7 million pounds). Total product inventory value and inventory volume varies from quarter to quarter depending on the inventory cost and the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

		THREE MONTHS			NINE MONTHS
		ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS		2026	2025	CHANGE	2026	2025	CHANGE
Production volume (million lb)		3.5	4.4	(20)%	13.6	15.0	(9)%

Sales volume (million lb)		5.6	6.1	(8)%	20.5	21.8	(6)%

Average spot price	(US$/lb)	88.56	76.28	16%	87.41	71.68	22%
Average long-term price	(US$/lb)	96.17	81.67	18%	93.33	80.67	16%
Average realized price
	(US$/lb)	65.78	62.12	6%	66.64	60.35	10%
	($/lb)	91.76	85.22	8%	92.05	84.79	9%

Average unit cost of sales (including D&A)	($/lb)	72.17	59.54	21%	66.36	58.28	14%

Revenue ($ millions)		518	523	(1)%	1,888	1,847	2%

Gross profit ($ millions)		111	158	(30)%	527	578	(9)%

Gross profit (%)		21	30	(30)%	28	31	(10)%

Earnings before income taxes ($ millions)		175	172	2%	703	681	3%

Adjusted EBITDA ($ millions) (non-IFRS, see page 43)		179	220	(19)%	855	862	(1)%

THIRD QUARTER

Production during the quarter was 3.5 million pounds, 20% lower compared to the third quarter of 2025. See Our Operations starting on page 32 for more information.

Uranium revenues this quarter were down 1% compared to 2025 due to an 8% decrease in sales volumes, resulting from normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes, reflecting our contracting discipline. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our quarterly sales volumes and revenue can vary significantly. This was partially offset by an increase of 8% in the Canadian dollar average realized price which increased due to the impact of market-priced contracts on the portfolio. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 23.

Total cost of sales (including D&A) increased by 12% ($407 million compared to $365 million in 2025) due to an increase of 21% in the average unit cost of sales, partially offset by an 8% decrease in sales volume. The average unit cost of sales increased due to higher purchase and production costs compared to the third quarter of 2025. See table below and Uranium production on page 32.

The net effect was a $47 million decrease in gross profit for the quarter.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 9% lower than in the previous year. See Our Operations starting on page 32 for more information.

Uranium revenues increased 2% compared to the first nine months of 2025 due to an increase of 9% in the Canadian dollar average realized price, partially offset by a 6% decrease in sales volume. While the average US dollar spot price for uranium increased by 22% compared to the same period in 2025, the US dollar average realized price increased by only 10%, reflecting the impact of ceiling prices on market-priced contracts, which limited the average realized price. The Canadian dollar average realized price increased by only 9% due to a stronger Canadian dollar compared to 2025. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 23.

2026 THIRD QUARTER REPORT 27

Total cost of sales (including D&A) increased by 7% ($1,361 million compared to $1,269 million in 2025) primarily as a result of a 14% increase in the average unit cost of sales, partially offset by a 6% decrease in sales volume compared to the same period last year. The average unit cost of sales increased due to higher purchased quantities and production costs. See table below and Uranium production on page 32.

The net effect was a $51 million decrease in gross profit for the first nine months.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 43). These costs do not include care and maintenance costs, maintenance and operational outage costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($/LB)	2026	2025	CHANGE	2026	2025	CHANGE
Produced
Cash cost	40.73	25.20	62%	29.70	24.39	22%
Non-cash cost	16.67	11.16	49%	12.47	10.98	14%

Total production cost [1]	57.40	36.36	58%	42.17	35.37	19%

Quantity produced (million lb)[1]	3.5	4.4	(20)%	13.6	15.0	(9)%

Purchased
Cash cost	83.78	82.51	2%	89.29	94.04	(5)%

Quantity purchased (million lb)[1,2]	1.8	1.4	29%	4.9	3.3	48%

Totals
Produced and purchased costs	66.36	47.50	40%	54.65	45.95	19%

Quantities produced and purchased (million lb)	5.3	5.8	(9)%	18.5	18.3	1%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases during the quarter. In the first nine months of 2026, we purchased 800,000 pounds and had weight adjustments from prior year deliveries for approximately 200,000 pounds for a total of 1 million pounds at a purchase price per pound of $111.83 (US$81.45).

[2]	In the third quarter and for the first nine months of 2025, we purchased 100,000 pounds at a purchase price per pound of $100.81 (US$73.05).

The average cash cost of production was 62% higher for the quarter compared to the same period in 2025. For the first nine months, the average cash cost of production was 22% higher than in the same period in 2025. The increase was due to the impact of fixed costs on lower production as well as the effects of inflation. Production costs have increased as a result of inflationary impacts on labor costs, commodity prices, and production supplies. Increased project work to maintain aging infrastructure has also contributed to higher costs.

The estimated average unit life of mine operating costs reflected in our most recent annual information form are $21.72 per pound at McArthur River/Key Lake and $23.94 per pound at Cigar Lake. We expect that the estimated life of mine operating cost for McArthur River/Key Lake will be revised following the release of an updated NI 43-101 technical report. See Our operations - Uranium 2026 Q3 Updates starting on page 32.

Our purchases in the third quarter of 2026 totaled about $151 million, representing an average cash cost of $83.78 per pound, about $26.00 per pound higher than our total unit production cost for the quarter. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the third quarter, the average cash cost of purchased material was $83.78 per pound, or US$60.15 per pound, compared to $82.51 per pound, or US$60.13 per pound in the third quarter of 2025. As a result, the average cash cost per pound of purchased material in Canadian dollar terms increased by 2% this quarter compared to the same period last year.

For the first nine months of the year, purchases totaled about $438 million, representing an average cost of $89.29 per pound, about $47.00 per pound higher than our total unit production cost for the year. The average cash cost of purchased material for the nine-month period was $89.29, or US$64.72 per pound, compared to $94.04, or US$67.17 per pound in the same period in 2025. As a result, the average cash cost per pound of purchased material in Canadian dollar terms decreased by 5% for the nine months compared to the same period last year.

28 CAMECO CORPORATION

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires that we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost of $12.94 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the third quarter, $23 million is included in net earnings attributable to equity holders and $29 million is included in adjusted EBITDA from JV Inkai, compared to $16 million and $19 million respectively in the same period last year.

For the first nine months of the year, $153 million is included in net earnings attributable to equity holders and $187 million is included in adjusted EBITDA from JV Inkai, compared to $114 million and $133 million respectively in the same period last year.

The increase in JV Inkai’s equity earnings and adjusted EBITDA in the third quarter of 2026 was largely driven by the timing of sales and higher uranium prices, partially offset by increased costs. The increase in JV Inkai’s equity earnings and adjusted EBITDA for the first nine months of the year was also driven by the timing of sales and higher uranium prices, partially offset by increased costs compared to the prior year. In April, we received a cash dividend of US$124 million, net of withholdings, based on JV Inkai’s 2025 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2026 financial performance in 2027, once the dividend for 2026 is declared and paid.

The following table reconciles our share of earnings from JV Inkai to adjusted EBITDA:

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	CHANGE	2026	2025	CHANGE
Share of earnings from equity-accounted investee	23	16	44%	153	114	34%
Depreciation and amortization	1	2	(50)%	11	6	83%
Finance income	—	(1)	(100)%	(2)	(2)	—
Income tax expense	—	3	(100)%	19	11	73%

EBITDA (non-IFRS, see page 43) attributable to JV Inkai	24	20	20%	181	129	40%

Unrealized foreign exchange losses (gains)	5	(1)	>(100)%	6	4	50%

Adjusted EBITDA (non-IFRS, see page 43)	29	19	53%	187	133	41%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

		THREE MONTHS			NINE MONTHS
		ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS		2026	2025	CHANGE	2026	2025	CHANGE
Production volume (million kgU)		3.2	3.1	3%	9.5	10.2	(7)%
Sales volume (million kgU)		2.2	1.9	16%	8.6	8.6	—
Average realized price	($/kgU)	42.90	49.11	(13)%	44.18	44.91	(2)%
Average unit cost of sales (including D&A)	($/kgU)	38.57	41.30	(7)%	34.25	30.48	12%
Revenue ($ millions)		95	91	4%	381	388	(2)%
Earnings before income taxes ($ millions)		13	17	(24)%	87	129	(33)%
Adjusted EBITDA ($ millions) (non-IFRS, see page 43)		24	25	(4)%	120	158	(24)%
Adjusted EBITDA margin (%) (non-IFRS, see page 43)		25	27	(7)%	31	41	(24)%

THIRD QUARTER

Total revenue for the third quarter of 2026 increased by 4% from $91 million in the same period last year to $95 million. This was due primarily to a 16% increase in sales volume, partially offset by a 13% decrease in realized price. The decrease in average realized price was mainly due to the mix of products sold compared to the same period last year. Customers choose

2026 THIRD QUARTER REPORT 29

when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

The total cost of products and services sold (including D&A) increased 10% ($85 million compared to $77 million in 2025) due to the 16% increase in sales volume, partially offset by a decrease of 7% in the average unit cost of sales. Average unit cost of sales decreased mainly as a result of the mix of products and services sold this year compared to the same period last year.

The net effect was a $4 million decrease in net earnings.

FIRST NINE MONTHS

In the first nine months of the year, total revenue decreased 2% to $381 million from $388 million for the same period last year due to a 2% decrease in average realized price. The decrease in average realized price was mainly due to a stronger Canadian dollar compared to the same period in 2025 and the mix of products and services sold. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

The total cost of products and services sold (including D&A) increased 12% ($295 million compared to $263 million in 2025) due to an increase of 12% in the average unit cost of sales. Average unit cost of sales increased due to increased input costs as well as the mix of products and services sold this year compared to the same period last year.

The net effect was a $42 million decrease in net earnings.

Westinghouse

OUR EARNINGS FROM WESTINGHOUSE

Westinghouse is one of the world’s largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS) (our share)	2026	2025	CHANGE	2026	2025	CHANGE
Net earnings (loss)	(24)	(32)	25%	(80)	32	>(100)%
Depreciation and amortization	99	94	5%	291	285	2%
Finance income	(1)	(1)	—	(2)	(2)	—
Finance costs	46	49	(6)%	137	149	(8)%
Income tax expense (recovery)	(6)	(4)	(50)%	(16)	25	>(100)%

EBITDA (non-IFRS, see page 43)	114	106	8%	330	489	(33)%

Inventory purchase accounting	1	—	—	3	5	(40)%
Long-term incentive plan	7	3	>100%	50	23	>100%
Integration and transformation costs	4	8	(50)%	11	32	(66)%
Non-recurring expenses	17	—	—	29	3	>100%
Other expenses	7	7	—	23	16	44%
Unrealized foreign exchange losses (gains)	(7)	—	—	(19)	1	>(100)%

Adjusted EBITDA (non-IFRS, see page 43)	143	124	15%	427	569	(25)%

Capital expenditures	42	47	(11)%	146	136	7%

Revenue	895	697	28%	2,627	2,500	5%

Adjusted EBITDA margin (%) (non-IFRS, see page 43)	16	18	(11)%	16	23	(30)%

We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets, fair value adjustments of long-term incentive plan, and restructuring and the other charges do not reflect the underlying performance for the reporting period.

30 CAMECO CORPORATION

THIRD QUARTER

In the third quarter, adjusted EBITDA was $143 million, compared to $124 million in the same period last year. The increase from the same quarter last year is primarily related to higher fuel volume in Westinghouse’s core business, partially offset by lower AP1000 project volume and higher overhead spend to support AP1000 growth this quarter compared to last year.

FIRST NINE MONTHS

In the first nine months of the year, adjusted EBITDA was $427 million, compared to $569 million in the same period last year, mainly as a result of our share of Westinghouse’s revenue from the Dukovany construction project in 2025, partially offset by improvements in Westinghouse’s core business and increased AP1000 project volume in 2026.

Westinghouse’s quarterly results are not necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules.

Our operations

Uranium – production overview

We produced 3.5 million pounds of U3O8 (our share) in the third quarter and 13.6 million pounds of production (our share) in the first nine months of 2026, compared to 4.4 million pounds and 15.0 million pounds in the same periods of 2025, respectively.

We continue to evaluate the optimal mix of inventory supply sources, which can include production, purchases and product loans, in order to retain flexibility and deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS			NINE MONTHS
	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
OUR SHARE (MILLION LB)	2026	2025	CHANGE	2026	2025	CHANGE	2026 PLAN
Cigar Lake	2.4	2.2	9%	6.7	7.8	(14)%	9.5 to 10.0
McArthur River/Key Lake	1.1	2.2	(50)%	6.9	7.2	(4)%	10.0 to 10.5	[1]

Total	3.5	4.4	(20)%	13.6	15.0	(9)%	19.5 to 20.5	[2]

[1]	We have refined our expected uranium production at McArthur River/Key Lake to 10.0 million to 10.5 million pounds (previously 10.0 million to 11.5 million pounds).
[2]	We have refined our total expected uranium production to 19.5 million to 20.5 million pounds (previously 19.5 million to 21.5 million pounds).

Inflation, the availability of personnel with the necessary skills and experience, asset modernization efforts, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs. We are working with suppliers to ensure access to required operating materials and monitoring higher prices for certain commodities (fuels, sulfur and other reagents) related to shipping disruptions in the Middle East. While we expect these disruptions to drive some cost increases, we do not anticipate a material impact on our 2026 financial results.

At the Key Lake mill, the annual maintenance shutdown began in the third quarter and included the installation of new infrastructure and repairs to major existing infrastructure. As a result of the substantial work, the shutdown was planned to be longer than in previous years and commissioning of the new infrastructure is underway. There is no planned shutdown of the McArthur River mine in 2026. The annual maintenance outage at the Cigar Lake mine occurred in the second quarter of 2026, compared to the third quarter in previous years.

As we approach the end of the year, we have refined our expected uranium production for 2026, and we have therefore narrowed the McArthur River/Key Lake production guidance to 10.0 million to 10.5 million pounds (previously 10.0 million to 11.5 million pounds), and our total production guidance to 19.5 million to 20.5 million pounds (previously 19.5 million to 21.5 million pounds).

2026 THIRD QUARTER REPORT 31

Uranium 2026 Q3 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the third quarter of 2026, total packaged production from McArthur River and Key Lake was 1.6 million pounds (1.1 million pounds our share) compared to 3.2 million pounds (2.2 million pounds our share) in the third quarter of 2025. Lower packaged production in the third quarter of 2026 reflects the timing of the annual maintenance outage, which began in the third quarter this year compared to the second quarter of 2025. In the first nine months of the year, total packaged production from McArthur River and Key Lake was 9.9 million pounds (6.9 million pounds our share) compared to 10.3 million pounds (7.2 million pounds our share) in the first nine months of 2025.

The annual maintenance outage at the Key Lake mill began in the third quarter and has carried over into the fourth quarter. Due to the nature of the work being carried out, the planned shutdown period is longer than in previous years and there is a risk that production may be impacted if there are restart challenges or delays in commissioning new equipment. As we approach the end of the year, we have narrowed our guidance and now expect production of between 14.0 million and 14.5 million pounds of U3O8 (10.0 million to 10.5 million pounds our share) in 2026.

An updated NI 43-101 technical report for the McArthur River mine is in the process of being finalized and is expected to be filed under Cameco’s profile on SEDAR+ within 45 days of the date of this MD&A. Changes to the mineral reserves, production profile, costs, sensitivities, environmental and regulatory matters, and other scientific and technical information will be updated in the relevant sections of the technical report. Once filed, the new technical report will supersede and replace the current technical report titled “McArthur River Operation, Northern Saskatchewan, Canada” dated March 29, 2019, with an effective date of December 31, 2018, which is available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), and on Cameco’s website (www.cameco.com/media/media-library).

Cigar Lake

Total packaged production from Cigar Lake was 4.2 million pounds (2.4 million pounds our share) in the third quarter of 2026 compared to 4.0 million pounds (2.2 million pounds our share) in the third quarter of 2025. In the first nine months of the year, total packaged production from Cigar Lake was 12.1 million pounds (6.7 million pounds our share) compared to 14.3 million pounds (7.8 million pounds our share) in the first nine months of 2025. The lower packaged production to date in 2026 compared to the same period in 2025 is due to stronger operational performance in 2025.

The mine’s 2026 production outlook remains unchanged and we continue to expect production between 17.5 million to 18.0 million pounds of U3O8 (9.5 million to 10.0 million pounds our share) in 2026.

In July 2026, we closed our transaction to purchase (jointly with Orano) TEPCO’s ownership share of Cigar Lake, increasing our ownership stake to 57.4%. The range of our share of 2026 expected production remains unchanged based on the new ownership structure.

Inkai

Production on a 100% basis was 2.8 million pounds for the quarter and 8.1 million pounds for the first nine months of the year, compared to 2.4 million pounds and 5.9 million pounds respectively in the same period last year.

JV Inkai is targeting 2026 production of 10.4 million pounds (100% basis) of which our purchase allocation is expected to be 4.2 million pounds U3O8. In the first nine months of the year, we purchased 0.8 million pounds of U3O8 from our 2026 allotment. Following the quarter, a second shipment from JV Inkai containing approximately 1.6 million pounds of our share of Inkai’s 2026 production was delivered to Blind River. The final shipment of our remaining share of Inkai’s 2026 production is currently in transit and expected to arrive at Blind River prior to the end of 2026.

The achievement of JV Inkai’s 2026 production target requires it to successfully manage several ongoing risks, including the availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

Due to equity accounting, our share of production is shown as a purchase at a 5% discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production to the joint venture partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

32 CAMECO CORPORATION

The geopolitical situation continues to cause transportation risks in the region. We could experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can utilize. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between US$15 million and US$17 million for 2026.

In July, the NRC approved the renewal of the Crow Butte operating licence, extending its term through 2046.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes. We expect care and maintenance costs to range between $44 million and $47 million for 2026.

Fuel services 2026 Q3 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.2 million kgU in the third quarter of 2026, 3% higher than the third quarter of 2025. Production in the first nine months of 2026 was 9.5 million kgU, 7% lower compared to the same period last year, due to unplanned interruptions that impacted production earlier in the year.

Our fuel services segment includes the combined production of UO2, UF6, and heavy water reactor fuel bundles. Our annual production expectation for fuel services remains between 13 million and 14 million kgU of combined fuel services products in 2026 (outlook and production results are not disclosed by individual product line).

Inflation, the availability of personnel with the necessary skills and experience, asset modernization efforts, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Licensing

The current CNSC operating licence for the Port Hope conversion facility expires in February 2027. The relicensing process is underway and on track, with hearings scheduled for the fourth quarter of 2026.

Westinghouse

In our 2026 second quarter MD&A, we provided an updated business framework for Westinghouse that superseded certain prior disclosures. We are updating this framework below. While the framework remains substantially unchanged, certain non-material assumptions and estimates have been revised.

The tables and explanations below illustrate Westinghouse management’s current expectations regarding costs and resulting margins across business lines. The frameworks are illustrative and based on certain assumptions which Westinghouse management believes to be reasonable and are not forecasts, targets or guidance. Westinghouse’s ability to achieve the illustrative revenue and margins is sensitive to a variety of factors further described below and under Caution about forward-looking information on page 41. The estimates for total addressable market and the illustrative unit economics included in this MD&A are based on a number of assumptions and may not reflect Westinghouse’s actual future performance. Actual outcomes will depend on variables, including customer negotiations and fee structures, market conditions, supply-chain costs and dynamics, manufacturing efficiency and utilization, financing assumptions, customer adoption, power output of the AP1000 reactors, AP300 small modular reactors (SMRs) and eVinci microreactors, Westinghouse’s ability to achieve nth-of-a-kind economics with the AP1000 reactor, expected useful life of the reactors, estimated costs, margins and revenue profiles of the reactors, and other near term economics, any of which could cause material differences from the figures presented in this section.

2026 THIRD QUARTER REPORT 33

This section includes information on Westinghouse’s adjusted EBITDA margin for future projects. We are unable to provide a reconciliation of Westinghouse’s adjusted EBITDA margin for future projects to the most directly comparable GAAP metric, net income margin, without unreasonable effort due to the inherent uncertainty of forecasting amortization, taxes and other expense items of a non-cash, non-recurring or other extraordinary nature.

All amounts provided in this section are in US dollars, in accordance with US GAAP and reflect Westinghouse’s 100% ownership share.

Westinghouse is organized under two operating segments:

Operating Plants business (previously referred to as Core business), provides engineered equipment, operating plants services and nuclear fuel products and services to the global installed base of operating reactors and, it services approximately 63% of the approximately 417 installed operating reactors globally (based on reactor count). It is organized into three business lines:

•

Fuel: designs and manufactures nuclear fuel assemblies and provides related engineering, fabrication and de-conversion services to utilities worldwide. Westinghouse currently fuels about 40% of the world’s operating fleet.

•

Outage Services: provides a comprehensive suite of outage, maintenance, inspection and repair services to operating nuclear power plants. Westinghouse currently services nearly two-thirds of the global fleet, including service penetration of approximately 75% of global pressurized water reactors, 91% of boiling water reactors, 100% of advanced gas-cooled reactors and 32% of vodo-vodyanoi enyergeticheskiy reaktor (“VVER”) reactors outside Russia.

•

Long-term Operations: provides a broad portfolio of critical equipment, engineering, instrumentation and control solutions, and replacement parts that support the safe and reliable operation of the global nuclear fleet. On average, a typical pressurized water reactor life-extension requires US$500 million to US$1 billion of investment over a 10-year period. Westinghouse is engaged at various stages with 28 of the approximately 30 uprate applications that US operations have indicated their intent to the NRC to pursue, as of July 30, 2026.

New Plants business (previously referred to as New Build), provides design, engineering, licensing, procurement and other services for new nuclear generation projects, including its AP1000 reactor technology, which is the first and only generation III+ pressurized water reactor operating today with fully passive safety systems, and its advanced technology portfolio which includes the design of its AP300™ SMR technology, the eVinci™ microreactor technology which is under development, advanced fuels, and an AI platform.

CAPITAL ALLOCATION FRAMEWORK

Similar to our capital allocation framework, Westinghouse utilizes an allocation process with an objective to deliver long-term value. Each investment opportunity is evaluated and expected to provide a sufficient risk-adjusted return. Sustaining existing assets and business may be prioritized differently than new investment opportunities. The evaluation of opportunities and capital commitments are formalized through the annual budget process.

Currently, Westinghouse expects to generate sufficient operating cash flow to sustain its Operating Plants business, including expansion of its fuel fabrication initiatives and other strategic growth investments. Due to the demand secured with respect to the deployment of the AP1000, supporting AP1000 growth continues to be a priority. Additionally, Westinghouse continues to focus on strengthening its balance sheet and expects to delever over time, which may include reducing debt. Beyond supporting the existing business, investment opportunities to advance the AP300 SMR design, eVinci microreactor, and other technologies will be prioritized appropriately in line with customer demand.

BUSINESS FRAMEWORKS

We believe the following tables and additional information are useful to our investors in assessing Westinghouse’s committed future business, assessing expected revenue trends and operational performance, and demand for its products, as well as in monitoring business growth trends across its operations.

Operating Plants Business

Westinghouse’s Operating Plants business services about 63% of the approximately 417 installed and operating reactors globally and provides fueling services to about 40%, as of July 30, 2026. This segment is characterized by recurring and predictable revenue and cash flow streams, the majority of which are derived from long-term contracts with durations that can span several years, depending on the product or service being provided.

34 CAMECO CORPORATION

US$ BILLIONS	FUEL	OUTAGE SERVICES	LONG-TERM OPERATIONS	TOTAL OPERATING PLANTS	NEW PLANTS
Backlog (Dec 31, 2025)[1]	$7.3	$2.6	$3.3	$13.2	$0.8

New Orders Entered (Dec 31, 2025)[2]	$2.3	$1.8	$1.1	$5.2	$2.0

[1]

Backlog represents the estimated value, as of a measurable date, of unsatisfied or partially unsatisfied performance obligations under customer contracts for products and services that Westinghouse expects to recognize as revenue in future periods. Backlog unwinds largely within 10 years depending on the timing and mix of underlying contracts. It is not a measure of revenue recognized in accordance with GAAP, and actual revenue realized may differ from the amounts reflected in Backlog as a result of contract modifications, cancellations, foreign currency fluctuations, timing of project execution, or other factors.

[2]

New Orders represent the estimated value of customer commitments received during the period based on executed customer contracts for the purchase of Westinghouse’s products and services. The estimated value is determined in accordance with IFRS revenue recognition principles and reflects the consideration expected to be recognized as revenue under those contracts. Because New Orders represent expected future revenue under customer arrangements, they are not measures of revenue recognized in accordance with IFRS and should be considered together with the Westinghouse financial information contained in our MD&A, financial statements and notes to our financial statements.

GLOBAL AP1000 PIPELINE

We believe Westinghouse is positioned to capture approximately one-third of global new-build nuclear capacity (excluding China, Russia and SMRs) through 2040. Today, Westinghouse has a pipeline of potential AP1000 deployment opportunities for up to 91 potential reactors (up to 105 GWe) across its global markets. Projects generally progress through the same key milestones to reach a final investment decision (FID), however project progression is subject to variations. The category or pipeline stages are as follows:

•

DOE American Nuclear Supply Chain Loans (up to 10 reactors): In June 2026, Westinghouse and the Department of Energy’s Office of Energy Dominance Financing announced a conditional commitment of $17.5 billion to finance the purchase of long-lead time items (LLI) for up to ten AP1000 reactors in the United States.

•

The American Nuclear Supply Chain Loans package is designed to enable up to five large-scale, two-unit AP1000 reactor sites, through a structure of special purpose vehicles (SPV) that procure and hold LLI on behalf of individual utility customers or energy companies. This enables the early, programmatic purchase of standardized AP1000 reactor components, expected to mitigate critical-path risks related to equipment availability, manufacturing capacity, and logistics. By pulling forward LLI procurement ahead of FID, the program is designed to accelerate each project’s Commercial Operation Date (COD) relative to conventional ordering timelines where LLI are not ordered until after FID.

•

The structure conditionally commits loan funding for each SPV, which will be jointly owned by Westinghouse and the applicable utility or energy company for a two-reactor project. Westinghouse will provide procurement services for the LLI to each SPV on a subject to escalation for certain events. Westinghouse and the applicable utility or energy company are required to commit project equity totaling up to approximately $500 million each prior to FID for a total equity contribution of up to $1 billion per project. The amount ultimately funded by each of Westinghouse and the applicable participant may be less than the maximum equity commitment based primarily on the timing of FID for the applicable SPV (with longer periods to FID resulting in higher contribution amounts).

•	The procurement activities and equity contribution under these conditional loans, if successful, are expected to be largely cash flow neutral to Westinghouse until customers make a FID.

•

Westinghouse, the DOE, applicable utilities and energy companies must satisfy certain technical, legal, environmental, and financial conditions before the DOE enters into definitive financing documents and funds the loans under the American Nuclear Supply Chain Loans.

•

DOC Strategic Partnership (up to 10 reactors): In October 2025, Westinghouse, alongside its owners Brookfield and Cameco, announced a strategic partnership with the US Department of Commerce (DOC) to support the construction of a new fleet of AP1000 reactors. The partnership framework contemplates that the DOC will receive a participation interest in Westinghouse that will vest if the DOC invests at least $80 billion in new nuclear reactor projects in the United States prior to January 2029.

2026 THIRD QUARTER REPORT 35

•

The US government, through the DOC, and the Republic of Korea announced a non-binding framework in September 2026 that contemplates the investment by the Republic of Korea of up to US$120 billion; of which, $100 billion is slated for overnight costs and $20 billion is slated for contingency reserves to help finance the buildout of up to eight new large-scale reactors in the US, including six Westinghouse AP1000 reactors, and two APR1400 reactors, subject to definitive agreements and other conditions. Westinghouse’s contemplated scope on the two APR1400 units is approximately US$2 billion per reactor. As part of the framework, the US government and South Korea anticipate transferring US$10 billion as an advance payment by the end of 2026, primarily to facilitate the immediate purchase of long-lead equipment. It is expected that approximately $7.5 billion of such payment would be directed towards the purchase of long-lead equipment for AP1000 reactors.

•

LLI Ordering and Engineering, Procurement, and Construction (LLI/EPC) (5 reactors): This phase covers the project duration from first purchase for LLI to reactors reaching COD. Specific milestones like FID, limited notice to proceed, full notice to proceed, and first nuclear concrete (FNC) are highly dependent on the specifics of each project and on the project delivery model. This stage includes procurement of LLI and detailed project planning in parallel with EPC negotiation. Refer to Illustrative 2-Unit AP1000 Reactor Revenue Schedule for initial and nth-of-a-kind project durations.

•

Early Services Contracts (“ESC”) (4 reactors): Projects with binding agreements for advanced site-specific engineering and regulatory licensing support, which is reflective of revenue-generating activities typical for projects being deployed in Europe. Typical work done during this phase is conducted over two to three years.

•

Front-End Engineering and Design (“FEED”) (12 reactors): Projects where customers commit preliminary capital for Westinghouse to develop the initial, site-specific engineering plans, site layouts and detailed cost estimates. Typical timing for the FEED stage is one to two years.

•

Origination (50 units): Begins at the first point of contact with a customer where they are actively considering nuclear deployment options and includes monitoring and marketing activities prior to getting to an initial study contract. Timing for this stage can vary significantly from one year to more than ten years, dependent on the customer dynamics, including whether and when a customer’s evaluation progresses beyond initial monitoring and marketing to active pursuit of a study contract.

Projects may not progress through all milestones, and/or may progress at different rates, in addition a project may leave the pipeline at any point.

The pipeline of projects is shown below. The COD timeframe represents the majority of the expected CODs for reactors in each commercial stage and is illustrative only.

36 CAMECO CORPORATION

PROJECT NAME	COUNTRY	NUMBER OF UNITS	TOTAL CAPACITY (GWE)	COD TIMEFRAME
DOE American Nuclear Supply Chain Loans	United States	up to 10	up to 11.5	Mid 2030s
US Department of Commerce	United States	up to 10	up to 11.5	Mid-Late 2030s
LLI/EPC	United States (Fairfield County, S.C. restart)	2	2.3	Early-Mid 2030s
	Poland (Lubiatowo-Kopalino)	3	3.5	Mid 2030s
ESC	Bulgaria (Kozloduy Units 7 & 8)	2	2.3	Late 2030s
	Ukraine (Khmelnytskyi Units 5 & 6)	2	2.3	Mid-Late 2030s
FEED-Stage Projects	Netherlands, Slovenia, Finland/Sweden, US, Slovakia	12	13.8	Late 2030s
Origination	Canada, India, Saudi Arabia, US, Other European countries	50	57.5	Late 2030s to Early 2040s

Total of selected projects		up to 91	up to 105

Westinghouse was recently awarded a six-month Front-End Engineering and Design (“FEED”) study for one AP1000 reactor at the Jaslovské Bohunice nuclear power plant site in Slovakia. The study is being conducted for Jadrová energetická spoločnost’ Slovenska (“JESS”) and is funded by a grant from the U.S. Department of State’s FIRST Program. The work will advance engineering, licensing and project planning activities, including development of a preliminary schedule and budget, and will support JESS’s assessment of the suitability of deploying AP1000 technology at the site and its determination of next steps for the project.

In October 2026, PEJ commissioned Westinghouse to begin procuring long-lead items for the first AP1000 unit at Poland’s Lubiatowo-Kopalino nuclear power plant. The scope covers six key nuclear island components, including the reactor containment vessel and associated structural modules, and represents an important step toward maintaining the project schedule. The first unit is scheduled to be commissioned in 2036.

Illustrative Economics and Assumptions for AP1000 Reactor Deployment

The illustrative economics and assumptions below reflect Westinghouse management’s current expectations regarding costs and resulting margins across business lines. Through the design, construction and operation of the first AP1000 reactor units, Westinghouse has incorporated extensive lessons learned across every major area that influences project execution. It has taken steps to standardize a modular design, qualify a global supply chain, and enhance construction planning methodologies.

2026 THIRD QUARTER REPORT 37

2026 US$	ILLUSTRATIVE ECONOMICS AND ASSUMPTIONS	AP1000 NEAR-TERM	AP1000 NTH-OF-A-KIND
New Plants business segment	Deployment Configuration	Two reactor plant
	Net Capacity for 2-Unit Project (MWe)	~2,300
	Nuclear Construction Period - FNC to COD	~66 months per unit	20 to 30% reduction
	Duration - First Purchase Order to COD of 1st Unit	9 to 10 years	20 to 30% reduction
	Duration - First Purchase Order to COD of 2nd Unit	10 to 11 years	20 to 30% reduction
	Useful Life per Unit	80+ years
	Overnight Capital Cost for 2-unit Project	$20 billion to $26 billion	$14 billion to $17 billion
	Westinghouse Share of Project Value	40% to 45%
	Westinghouse Share of 2-unit Project Value	$8 billion to $11 billion	$6 billion to $8 billion
	Target Normalized Adjusted EBITDA Margin for 2-unit Project (inclusive of allocated SG&A costs)(non-GAAP, see page 43)	~20%[1]
	Target Annual Units Deployed	—	4 to 6 reactors
Operating Plants business segment	Annual Average Westinghouse Revenue for 2-unit Project (levelized over plant operating life)	$45 million to $60 million

[1]	Adjusted EBITDA margin is a non-GAAP measure. See the information starting on page 43.

The following assumptions were used to prepare the table above:

•

Nth-of-a-kind economics are achieved after five deployments, each consisting of two reactor units located on a single project site for a total of 10 units, and a sustained demand of at least two reactor units per year is achieved. Each successive two-unit plant deployment benefits from a number of initiatives, including industrializing and optimizing its supply chain, improving field labour productivity, standardizing fleet design, applying AI tools, and economies of scale and construction, which are expected to lead to time and cost savings resulting in a total project duration timeline improvement of about 20% to 30% compared to the estimated project duration for near-term AP1000 reactors and a total cost improvement of $6 billion to $9 billion, as well as an acceleration in the percentage of revenue earned in the first five years from 50% to 85%.

•

Near term economics for overnight capital costs were informed using historical data and analysis from the design, construction and operation of the first AP1000 reactor units, in particular the Vogtle 3 and 4 plants. Westinghouse has incorporated extensive lessons learned across every major area that influences project execution. It has taken steps to standardize a modular design, gain regulatory approval for the design, qualify a global supply chain, and enhance construction planning methodologies. The detailed analysis of the cost and schedule overruns at Vogtle were largely consistent with independent peer studies of first-of-a-kind projects. The economics assume that customer commitments are successfully concluded at each stage of the reactor deployment pipeline and there are no significant licensing changes for future AP1000 deployments.

•

Westinghouse’s scope and EBITDA margins are consistent with current AP1000, which are based on discussions with potential customers and supply chain partners. The scope and margins are subject to slight variations for site specific changes.

•	There will be sufficient infrastructure and capacity to support the target deployment rate.

38 CAMECO CORPORATION

Illustrative 2-Unit AP1000 Reactor Revenue Schedule

The chart below shows an illustrative revenue schedule for a typical near-term and nth-of-a-kind AP1000 reactor deployment based on certain assumptions, noted under Illustrative Economics and Assumptions for AP1000 Reactor Deployment above, which management believes to be reasonable as of the date of this document and is not a forecast, target or guidance. The ability to achieve the illustrative revenue schedule is sensitive to a variety of factors further described in the assumptions above. The exact deployment timeline for any specific project will vary based on project, site and owner-specific characteristics.

Illustrative Economics and Assumptions for the AP300 SMR

The AP300 SMR is Westinghouse’s small modular reactor design that leverages the licensed AP1000 reactor design basis, passive safety architecture, and regulatory foundation, and is focused on design completion, licensing, and procurement activities. The AP300 SMR is expected to extend Westinghouse’s proven technology into markets where grid scale, industrial demand, site constraints, or financing capacity favor smaller nuclear power plants. The following economics and assumptions are illustrative estimates only and are not a forecast, target or guidance.

•

Deployment configuration: An ideal AP300 SMR deployment will be similar to the AP1000 and consists of two reactors located on a single project site. Westinghouse currently has over 30 AP300 SMR units in origination.

•

Nuclear construction period: If Westinghouse is successful in advancing the AP300 SMR design, the nuclear construction period per unit (from first nuclear concrete to commercial operation date) could be approximately 40 months, with first commercial operations potentially occurring in the mid- to late-2030s, assuming all required regulatory approvals are received, and on the timelines expected, market demand for SMRs, and in particular the AP300 SMR, supports commercialization of the technology, Westinghouse is able to access the specialized components, and fuel and facilities to support testing. Our expectations related to the timeline for COD assume that Westinghouse is able to work with a customer to identify and licence a first deployment site prior to 2030.

•

Useful life: We estimate that the AP300 SMR can achieve a similar useful life to the AP1000 reactor, designed to be and estimated at 80 or more years, assuming appropriate maintenance and life extension activities are conducted.

•

Estimated remaining cost to finalize the development of the design: We estimate that it will cost $0.8 billion to $1.2 billion to finalize the design of our AP300 SMR, which is based on Westinghouse’s assumed current level of design and remaining scope to complete using rough order of magnitude estimates, and assumes adequate funding is allocated to support completion of the design on the timelines assumed.

2026 THIRD QUARTER REPORT 39

•

Overnight capital cost: Nth-of-a-kind projects, consisting of two AP300 SMR units, potentially have overnight capital costs of approximately $6 billion to $8 billion (2026 dollars). The overnight capital costs assumes that approximately 80% of the supply chain can be shared with AP1000 and there are no delays that extend the construction beyond the expected timeframe. Cost estimates exclude initial fuel loading costs, which are procured separately. Near-term AP300 SMR deployments have the potential to cost approximately 50% more than nth-of-a-kind projects, with costs expected to decline over time through learning and experience.

•

Westinghouse’s illustrative share of the project value and adjusted EBITDA margin (non-GAAP; see page 43): Westinghouse expects its share of the project value and adjusted EBITDA margin to be similar to that of the AP1000 reactor.

•

Illustrative annual average Westinghouse revenue: Westinghouse estimates that AP300 SMR revenues will be earned under a similar timing cadence as the AP1000 reactor, over a shorter time period given the smaller footprint of the AP300 SMR and shorter estimated construction timeline.

•

Westinghouse believes it would have capacity to support the deployment of approximately four AP300 projects, or eight units, per year on a steady-state basis, assuming there will be sufficient supporting industrial infrastructure and labour capacity available.

Illustrative Economics and Assumptions for the eVinci MicroReactor

The eVinci microreactor is Westinghouse’s microreactor and designed to provide carbon-free electricity and heat for a range of applications, including critical national infrastructure, space, military installations, remote communities, mining operations, and data center applications. The eVinci microreactor is being developed for extended autonomous operation with minimal on-site staffing, with the goal of enabling deployment in contexts that demand energy resilience without large operational footprints. Near-term development activities include component testing, heat-pipe validation, digital modeling, and manufacturing demonstrations, while larger program milestones are designed to progressively address technical, regulatory, manufacturing, schedule, and cost risks. The following economics and assumptions are illustrative estimates only and are not a forecast, target or guidance.

•

Net capacity output: Westinghouse expects actual net power output of its eVinci microreactor to be one MWe for the initial prototype developed under its existing government-sponsored program. It expects that the design can be updated to five MWe for commercial non-space, non-military applications.

•	Nuclear construction period: Westinghouse expects that the eVinci microreactor will be built in-factory over two- to three-years and then shipped to site.

•

Useful life: Westinghouse estimates that an eVinci microreactor can run for eight years without reloading its fuel. It is targeting a design life of 40 or more years for the commercial five MWe configuration, assuming appropriate maintenance and life extension activities are conducted.

•

Estimated remaining cost to finalize development: Westinghouse estimates that it could cost between about $0.1 billion to $0.2 billion through completion of NTR testing of an eVinci one MWe nuclear test reactor through government-sponsored programs, which comprises the nuclear island and excludes the conventional island of the design. Westinghouse’s development costs exclude fuel costs, as it expects that the government-sponsored programs we are participating in will supply fuel during testing. Product development costs for commercial deployment are currently estimated at approximately $0.8 billion to $1.0 billion, excluding capital expenditures to build the manufacturing capacity required to produce commercial units. The estimated cost to develop the reactor and finalize the design is based on Westinghouse’s assumed current level of development and remaining scope to complete using rough order of magnitude estimates, and assumes adequate funding is allocated to support completion development and to finalize the design on the timelines expected.

•

Westinghouse share of project value and adjusted EBITDA margin (non-GAAP; see page 43): For each eVinci microreactor unit sold, Westinghouse’s project value is estimated between about $0.2 billion and $0.5 billion. Westinghouse estimates a potential normalized adjusted EBITDA margin in line with the corporate margin, subject to further cost estimates as it progresses the commercial design. If successful, it assumes existing Westinghouse infrastructure will be sufficient to support the deployment of approximately 27 units globally by 2037. Westinghouse may also evaluate the potential to further advance the technology and expand its infrastructure to allow for deployments at a pace of multiples of ten units per year should the commercial market opportunity materialize as expected to support the investment to scale up.

40 CAMECO CORPORATION

Caution about forward-looking information relating to Westinghouse’s business, operations and financial condition

This discussion of our expectations for Westinghouse’s business, operations and financial condition is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

2026 THIRD QUARTER REPORT 41

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Keith Perry, general manager, McArthur River, Cameco • Daley McIntyre, general manager, Key Lake, Cameco CIGAR LAKE • Kirk Lamont, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

42 CAMECO CORPORATION

Non-IFRS and Non-GAAP measures

The non-IFRS and non-GAAP measures referenced in this document are supplemental measures, which are used by Cameco and Westinghouse as indicators of our financial performance. These measures are (i) with respect to Cameco, adjusted net earnings, EBITDA, adjusted EBITDA, adjusted free cash flow, adjusted EBITDA margin, cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium and (ii) with respect to Westinghouse, normalized adjusted EBITDA margin for future projects and adjusted EBITDA margin for future projects. Management believes that these non-IFRS and non-GAAP measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our and Westinghouse’s operational performance and our and Westinghouse’s ability to generate cash flows to meet cash requirements. These measures are not recognized measures under IFRS or GAAP, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS or, for Westinghouse, GAAP. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 35 of our 2025 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 19 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of TEPCO’s 5% participating interest in the CLJV has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflects these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

2026 THIRD QUARTER REPORT 43

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings (loss) with our net earnings for the third quarter and first nine months of 2026 and compares it to the same periods in 2025.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings attributable to equity holders	43	—	199	391

Adjustments
Adjustments on derivatives	6	66	104	(109)
Unrealized foreign exchange losses (gains)	—	(28)	(22)	39
Share-based compensation	(1)	22	62	59
Adjustments on other operating expense (income)	(28)	(6)	(24)	(13)
Adjustment to other income	(26)	—	(26)	—
Income taxes on adjustments	—	(22)	(41)	17
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	—	2	4
Unrealized foreign exchange losses (gains)	(2)	(2)	(13)	5
Long-term incentive plan	6	2	38	17

Adjusted net earnings (loss)	(2)	32	279	410

The following table shows what contributed to the change in adjusted net earnings (loss) in the third quarter and first nine months of 2026 compared to the same periods in 2025.

		THREE MONTHS		NINE MONTHS
		ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2025	—	32	391	410

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)
Uranium	Impact from sales volume changes	(13)	(13)	(34)	(34)
	Higher realized prices (US$)	28	28	181	181
	Foreign exchange impact on realized prices	9	9	(32)	(32)
	Higher costs	(71)	(71)	(166)	(166)

	Change – uranium	(47)	(47)	(51)	(51)

Fuel services	Impact from sales volume changes	3	3	—	—
	Lower realized prices ($)	(14)	(14)	(6)	(6)
	Lower (higher) costs	6	6	(33)	(33)

	Change – fuel services	(5)	(5)	(39)	(39)

	Other changes
	Lower (higher) administration expenditures	6	(17)	(37)	(34)
	Higher exploration and research and development expenditures	(7)	(7)	(18)	(18)
	Change in reclamation provisions	23	1	9	(2)
	Higher (lower) earnings from equity-accounted investees	15	19	(71)	(70)
	Change in gains or losses on derivatives	52	(8)	(189)	24
	Change in foreign exchange gains or losses	(25)	3	92	31
	Higher finance income	—	—	9	9
	Higher finance costs	(3)	(3)	(4)	(4)
	Bargain purchase gain on CLJV ownership interest increase	26	—	26	—
	Change in income tax recovery or expense	4	26	75	17
	Other	4	4	6	6

	Net earnings (loss) - 2026	43	(2)	199	279

44 CAMECO CORPORATION

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of our underlying business performance or that impact our ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, gains/losses on disposals of fixed assets, decommissioning expense, restructuring costs, integration and transformation costs as well as non-recurring expenses, which for 2026, includes costs associated with establishing the framework to facilitate funding under the ANSCL.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the third quarter and first nine months of 2026 and 2025.

For the quarter ended September 30, 2026:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	175	13	(24)	(121)	43
Depreciation and amortization	52	10	—	2	64
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	31	31
Income taxes	—	—	—	12	12

	227	23	(24)	(83)	143
Adjustments on equity investees
Depreciation and amortization	1	—	99	—	100
Finance income	—	—	(1)	—	(1)
Finance expense	—	—	46	—	46
Income taxes	—	—	(6)	—	(6)

Net adjustments on equity investees	1	—	138	—	139

EBITDA	228	23	114	(83)	282
Gain on derivatives	—	—	—	6	6
Other operating income	(28)	—	—	—	(28)
Share-based compensation	—	1	—	(2)	(1)
Other income	(26)	—	—	—	(26)

	174	24	114	(79)	233
Adjustments on equity investees
Inventory purchase accounting	—	—	1	—	1
Long-term incentive plan	—	—	7	—	7
Non-recurring expenses	—	—	17	—	17
Integration and transformation costs	—	—	4	—	4
Other expenses	—	—	7	—	7
Unrealized foreign exchange losses (gains)	5	—	(7)	—	(2)

Net adjustments on equity investees	5	—	29	—	34

Adjusted EBITDA	179	24	143	(79)	267

[1]	JV Inkai adjusted EBITDA of $29 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

2026 THIRD QUARTER REPORT 45

For the quarter ended September 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	172	17	(32)	(157)	—
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	16	16

	223	24	(32)	(118)	97
Adjustments on equity investees
Depreciation and amortization	2	—	94	—	96
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	49	—	49
Income taxes	3	—	(4)	—	(1)

Net adjustments on equity investees	4	—	138	—	142

EBITDA	227	24	106	(118)	239
Gain on derivatives	—	—	—	66	66
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	1	—	21	22
Unrealized foreign exchange gains	—	—	—	(28)	(28)

	221	25	106	(59)	293
Adjustments on equity investees
Long-term incentive plan	—	—	3	—	3
Integration and transformation costs	—	—	8	—	8
Other expenses	—	—	7	—	7
Unrealized foreign exchange gains	(1)	—	—	—	(1)

Net adjustments on equity investees	(1)	—	18	—	17

Adjusted EBITDA	220	25	124	(59)	310

[1]	JV Inkai adjusted EBITDA of $19 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

46 CAMECO CORPORATION

For the nine months ended September 30, 2026:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	703	87	(80)	(511)	199
Depreciation and amortization	167	31	—	5	203
Finance income	—	—	—	(25)	(25)
Finance costs	—	—	—	89	89
Income taxes	—	—	—	65	65

	870	118	(80)	(377)	531
Adjustments on equity investees
Depreciation and amortization	11	—	291	—	302
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	137	—	137
Income taxes	19	—	(16)	—	3

Net adjustments on equity investees	28	—	410	—	438

EBITDA	898	118	330	(377)	969
Gain on derivatives	—	—	—	104	104
Other operating income	(24)	—	—	—	(24)
Share-based compensation	1	2	—	59	62
Unrealized foreign exchange gains	—	—	—	(22)	(22)
Other income	(26)	—	—	—	(26)

	849	120	330	(236)	1,063
Adjustments on equity investees
Inventory purchase accounting	—	—	3	—	3
Long-term incentive plan	—	—	50	—	50
Non-recurring expenses	—	—	29	—	29
Integration and transformation costs	—	—	11	—	11
Other expenses	—	—	23	—	23
Unrealized foreign exchange losses (gains)	6	—	(19)	—	(13)

Net adjustments on equity investees	6	—	97	—	103

Adjusted EBITDA	855	120	427	(236)	1,166

[1]	JV Inkai adjusted EBITDA of $187 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

2026 THIRD QUARTER REPORT 47

For the nine months ended September 30, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	681	129	32	(452)	390
Depreciation and amortization	174	27	—	6	207
Finance income	—	—	—	(16)	(16)
Finance costs	—	—	—	85	85
Income taxes	—	—	—	140	140

	855	156	32	(237)	806
Adjustments on equity investees
Depreciation and amortization	6	—	285	—	291
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	149	—	149
Income taxes	11	—	25	—	36

Net adjustments on equity investees	15	—	457	—	472

EBITDA	870	156	489	(237)	1,278
Loss on derivatives	—	—	—	(109)	(109)
Other operating income	(13)	—	—	—	(13)
Share-based compensation	1	2	—	56	59
Unrealized foreign exchange losses	—	—	—	39	39

	858	158	489	(251)	1,254
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	23	—	23
Non-recurring expenses	—	—	3	—	3
Integration and transformation costs	—	—	32	—	32
Other expenses	—	—	16	—	16
Unrealized foreign exchange losses	4	—	1	—	5

Net adjustments on equity investees	4	—	80	—	84

Adjusted EBITDA	862	158	569	(251)	1,338

[1]	JV Inkai adjusted EBITDA of $133 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

48 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the third quarter and first nine months of 2026 and 2025.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2026	2025	2026	2025
Cost of product sold	355.0	314.7	1,193.6	1,095.8
Add / (subtract)
Royalties	(44.1)	(33.2)	(145.4)	(127.0)
Care and maintenance costs	(16.1)	(14.3)	(48.2)	(42.5)
Maintenance and operational outage costs	(11.8)	(17.3)	(38.4)	(28.9)
Other selling costs	(1.6)	(2.0)	(8.1)	(8.3)
Change in inventories	12.0	(21.5)	(112.1)	(212.9)

Cash costs of production (a)	293.4	226.4	841.4	676.2
Add / (subtract)
Depreciation and amortization	52.3	50.7	167.5	173.5
Care and maintenance costs	(3.4)	(0.5)	(4.2)	(0.6)
Maintenance and operational outage costs	(1.9)	(3.0)	(5.3)	(4.5)
Change in inventories	11.3	1.9	11.6	(3.6)

Total production costs (b)	351.7	275.5	1,011.0	841.0

Uranium produced & purchased (million lb) (c)	5.3	5.8	18.5	18.3

Cash costs per pound (a ÷ c)	55.36	39.03	45.48	36.95
Total costs per pound (b ÷ c)	66.36	47.50	54.65	45.95

The following are the non-GAAP measures used in this document.

WESTINGHOUSE ADJUSTED EBITDA MARGIN FOR FUTURE PROJECTS AND NORMALIZED ADJUSTED EBITDA MARGIN FOR FUTURE PROJECTS

Under the headings Westinghouse - Illustrative Economics and Assumptions for AP1000 Reactor Development and Westinghouse - Illustrative Economics and Assumption for AP300 SMR, we include certain estimates on Westinghouse’s adjusted EBITDA margin for future projects and Westinghouse’s normalized EBITDA margin for future projects. Adjusted EBITDA margin for future projects and normalized EBITDA margin for future projects both are calculated as Westinghouse adjusted EBITDA divided by total revenue. We are unable to provide a reconciliation of Westinghouse’s adjusted EBITDA margin for future projects and normalized EBITDA margin for future projects to the most directly comparable GAAP metric, net income margin, without unreasonable effort due to the inherent uncertainty of forecasting amortization and taxes and other expense items of a non-cash, non-recurring, or other extraordinary nature.

2026 THIRD QUARTER REPORT 49

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of September 30, 2026, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of September 30, 2026, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

50 CAMECO CORPORATION